Exhibit 99.3

BAJA MINING CORP.

Toronto Stock Exchange: BAJ

ANNUAL INFORMATION FORM

For the year ended December 31, 2012

Dated: April 1, 2013

TABLE OF CONTENTS

Preliminary Notes	3
Cautionary Statement Regarding Forward-Looking Statements	3
Cautionary Note to United States Investors Regarding Mineral Reporting Standards	5
United States and Canadian Reporting Definition Differences For Mineral Properties	6
SEC Industry Guide 7	6
CIM Definition Standards	6
Metric Conversion Table	9
Material Incorporated by Reference	9
Presentation of Financial Information	9
ITEM 1: Incorporation	10
Baja Mining Corp	10
Minera y Metalúrgica del Boleo S.A.P.I. de C.V.(“MMB”) and Subsidiaries of Baja .	10
Baja – Public Company Information	13
ITEM 2: General Development of Business	13
Summary	13
Company Development 2010 – 2012	14
ITEM 3: Narrative Description of Business	26
Company Overview	26
General Overview – Boleo Project	26
History of Boleo	27
Mineral Project Disclosure	28
Research, Development, Patents and Licenses	31
ITEM 4: Risk Factors	32
ITEM 5: Description of Share Capital	48
Outstanding Classes of Securities	49
ITEM 6: Market for Securities	49
Common Shares	50
Prior Sales	50
ITEM 7: Directors and Officers	51
Biographies	52
Committees of the Board of Directors	53
Potential Conflicts of Interest of Baja’s Officers/Directors	55
ITEM 8: Legal Proceedings and Regulatory Actions	56
ITEM 9: Cease Trade Orders, Bankruptcies, Penalties or Sanctions	57
ITEM 10: Interest of Management and Others in Material Transactions	58
ITEM 11: Transfer Agent and Registrar	58
ITEM 12: Material Contracts	58
ITEM 13: Names of Experts	59
ITEM 14: Additional Information	59

PRELIMINARY NOTES

Cautionary Statement Regarding Forward-Looking Statements

Certain information provided in this AIF and the documents incorporated by reference herein constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, and may include, but not be limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries, its associate and its project, the future price of copper, cobalt, zinc and manganese, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

In making the forward-looking statements in this AIF and the documents incorporated by reference herein, the Company has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:

  Korea Resource Corporation (“KORES”) will continue to fund and support Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”) and the construction of the Boleo Project through to the commencement of commercial operations;

  mine plan scenarios will be viable, and that development, construction and other work at the Boleo Project will return to a normalized schedule in due course;

  market fundamentals will result in reasonable demand and prices for copper, cobalt, zinc and manganese;

  MMB or the Boleo Project will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions following the normalization of activities on site;

  the advice the Company and MMB have received, or MMB expects to receive, from its consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;

  planned mining techniques and processing of run-of-mine ore in the proposed hydrometallurgical plant will prove successful in producing products that meet the specifications of off-take partners;

  the findings of the SRK updated NI 43-101 technical report on the Boleo Project will confirm that the Project remains economically viable; and

  the Company will continue to operate as a going concern.

We cannot assure you that any of these assumptions will prove to be correct.

Often, but not always, forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "may", "could", "would", "might", "will", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this AIF should not be considered as a representation by the Company or any other person that the Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those expressed or implied in the forward looking statements, including the following, which are discussed in greater detail under the heading "Risk Factors" in this AIF and the documents incorporated by reference herein:

  MMB continues to be in an Event of Default with its lenders;

  the loss of control of the Company’s principal asset and related uncertainties regarding decisions on the further development and funding of the Boleo Project (“Boleo” or the “Project”) and potential further dilution of the Company’s interest in MMB;

  as the Company is no longer the operator of the Boleo Project it no longer has day-to-day involvement in the management and development of the Boleo Project, and as a result has less timely and complete access to information respecting the Boleo Project;

  matters raising doubt as to the Company's ability to continue as a going concern;

  ongoing and potential litigation and regulatory investigations;

  the Company’s history of losses and the possibility of future losses;

  the reliability of the Company on a single property and the ability of the Company to successfully identify and develop additional properties and projects that could create value for shareholders by generating revenues and declaring dividends;

  risk of further project costs overruns and risks related to future exploration, development, mining and mineral processing;

  the ability of the Company and/or MMB to retain and recruit qualified personnel;

  the ability of the Company to raise any additional funding;

  the risk that the Company may experience difficulties with its Boleo partners;

  the risk that the Company may not be able to maintain its current listing on the TSX Exchange or another stock exchange;

  the fluctuations in prices of copper, cobalt, zinc and manganese;

  fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar/Mexican peso exchange rates;

  the accuracy of the Boleo Project mineral reserve and mineral resource estimates and the ability of MMB to achieve and/or maintain projected production rates, operating costs and metallurgical recovery at the Boleo Project;

  uncertainty related to the title of MMB's mineral properties;

  the ability of the Company and/or MMB to obtain or maintain external financing to develop the Boleo Project once the current Event of Default is remedied and/or the ability of the Company and/or MMB to comply with the terms of its credit facilities if these are reactivated;

  risks associated with mining activities restricted to a single country;

  risks associated with potential changes in governmental legislation or regulatory requests and that permits and regulatory approvals necessary to develop and operate a mine on MMB's property will not be available on a timely basis, on reasonable terms or at all;

  risks associated with MMB’s hedge program if not settled on schedule;

  the ability of the Company to maintain adequate internal control over financial reporting; and

  the ability of the Project to generate cash flow or dividends.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this AIF and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, except as expressly required by law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING MINERAL REPORTING STANDARDS

The disclosure in this AIF and documents incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms "measured mineral resources" "indicated mineral resources", "inferred mineral resources", "proven mineral reserves" and "probable mineral reserves" are used in this AIF and documents incorporated by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources or probable mineral reserves will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this AIF or the documents incorporated herein by reference is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of "contained pounds" is permitted disclosure under Canadian regulations however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

UNITED STATES AND CANADIAN REPORTING DEFINITION DIFFERENCES FOR MINERAL PROPERTIES

The Company reports mineralized material under two separate standards to meet the requirements for reporting in both the U.S. and Canada. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, commonly referred to as NI 43-101. NI 43-101 follows guidelines set out in the Canadian institute of Mining, Metallurgy and Petroleum (the "CIM") standards on mineral resources and mineral reserves definitions and guidelines adopted by the CIM council. Canadian and U.S. standards are substantially different, with Industry Guide 7 being generally more conservative than NI 43-101. Some such differences are provided below.

SEC Industry Guide 7

Reserve

That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Proven (Measured) Reserves

Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well- established.

Probable (Indicated) Reserves

Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

There are no Resource categories under SEC Industry Guideline 7.

CIM Definition Standards

Mineral Resource

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by a qualified person as defined in National Instrument 43-101 (the “Qualified Person”) in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

METRIC CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

Metric Unit =	U.S. Measure	U.S. Measure =	Metric Unit
1 hectare	2.471 acres	1 acre	0.4047 hectares
1 meter	3.2881 feet	1 foot	0.3048 meters
1 kilometer	0.621 miles	1 mile	1.609 kilometers

1 gram	0.032 troy oz.	1 troy ounce	31.1 grams
1 kilogram	2.205 pounds	1 pound	0.4541 kilograms
1 tonne	1.102 short tons	1 short ton	0.907 tonnes
1 tonne	2,204.62 pounds	1 pound	0.00045 tonnes
1 gram/tonne	0.029 troy ozs./ton	1 troy ounce/ton	34.28 grams/tonne

MATERIAL INCORPORATED BY REFERENCE

Documents referenced throughout this AIF, including but not limited to press releases, information circulars and technical reports can be found on SEDAR at www.sedar.com or on the Company’s website at www.bajamining.com.

PRESENTATION OF FINANCIAL INFORMATION

Financial information provided throughout this AIF is referenced in United States dollars unless stated otherwise.

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ITEM 1	INCORPORATION

Baja Mining Corp.

Baja Mining Corp. (“Baja” or the “Company”) was incorporated under the laws of the Province of British Columbia, Canada pursuant to the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) on July 15, 1985 under the name, Scimitar Systems Inc. Since that time, the Company’s name changed to Gypsy Resources Ltd. (May 12, 1987), Pacific Century Explorations Ltd (February 2, 1990), Goldwater Resources Ltd. (June 9, 1994), First Goldwater Resources (February 6, 1999) and finally to its present name, Baja Mining Corp. (July 20, 2004).

In April 2004, the Company completed the acquisition of Mintec International Inc. (a Barbados incorporated company continued into British Columbia as Mintec Processing Ltd (“Mintec”). Through the reverse takeover, the Company acquired all of the issued and outstanding shares of Mintec in exchange for 40,000,000 common shares of the Company issued pro-rata to the shareholders of Mintec. Mintec was the 100% owner of the Boleo Project (“Boleo”, the “Boleo Project” or the “Project”), through its wholly owned Mexican subsidiary, Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (formerly Minera y Metalúrgica del Boleo, S.A. de C.V.) (incorporated under the laws of Mexico on January 22, 2002), at the time of the reverse acquisition. Prior to the completion of the reverse takeover, Mintec was a privately-held company in the business of mineral exploration and development.

The Boleo Project, the sole mineral property of the Company, is a copper, cobalt, zinc and manganese project near Santa Rosalía, Baja California Sur, Mexico. More information on the Boleo Project can be found under Item 2: General Development of Business. Since the reverse acquisition in April 2004, Baja has been focused on the exploration, funding, development and operation of the Boleo Project.

Since the Company’s incorporation, several consolidations of its common shares have taken place. There have been no share consolidations since the Company became Baja Mining Corp. in 2004. In August 2006, the Company altered its articles of incorporation to increase its authorized capital from 200,000,000 shares without par value to an unlimited number of common shares without par value.

The Company's head office and registered and records office is located at:

Suite 1430 – 800 West Pender Street
Vancouver, BC, Canada V6C 2V6
Phone number: (604) 685-2323
Fax number: (604) 629-5228

Minera y Metalúrgica del Boleo S.A.P.I. de C.V.(“MMB”) and Subsidiaries of Baja

On December 28, 2007, Invebaja S.A. de C.V. (“Invebaja”), a wholly owned subsidiary of Baja was incorporated in Mexico. On March 4, 2008, both Desarrollos y Servicios Costeros S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central S.A. de C.V. (“Meseta”), were incorporated under the laws of Mexico. Costeros employs MMB’s non-union employees building and operating the Boleo Project, while Meseta has been designated the service subsidiary for the MMB’s unionized workers building and operating the Boleo Project.

In 2008, the Company partnered with a consortium of Korean companies including Korea Resources Corporation (“KORES”), LS Nikko Copper, Hyundai Hysco, SK Networks and Iljin Materials (together, the “Korean Consortium” or the “Consortium”). The Consortium bought a 30% stake in the Boleo Project

(further details of the Korean Consortium transaction can be found on page 14 of the Company’s AIF dated March 30, 2011 filed under its profile on SEDAR: www.sedar.com).

During 2010, Baja and its subsidiaries underwent an internal restructuring in order to align its legal, finance and tax structure with its business objectives. Pursuant to the restructuring, two Luxembourg private limited liability companies, Baja International S.à r.l. and Boleo International S.à r.l., were incorporated and now hold Baja's ownership interest in MMB, and ultimately the Boleo Project. Also as a result of the restructuring, Invebaja was merged into MMB, and Mintec was amalgamated with Baja.

Figure 1 below illustrates the post 2010-restructuring inter-corporate relationship between the Company, its subsidiaries, its partners and the Boleo Project (prior to giving effect to subsequent changes in the ownership of MMB which followed the announcement of cost overruns at the Boleo Project in the second quarter of 2012, discussed below).

Figure 1: Post-2010 Restructuring Corporate Structure

On August 27, 2012, pursuant to an agreement between the Company and the Consortium offering a potential funding solution for forecasted cost overruns at the Project, the Consortium completed a $90 million funding contribution to MMB (the “Phase I Funding”), at which time the Consortium’s interest in MMB was increased from 30% to 51%.

Upon completion of Phase I Funding, the transition of control and management responsibility over MMB from Baja to the Consortium was effected, and the Consortium acquired the right to implement certain amendments to the current Shareholder Agreement between Baja and the Consortium expanding the power of the Consortium to manage the business of MMB and limiting Baja’s rights.

On February 12, 2013, the Company announced that KORES on behalf of the Consortium confirmed its commitment to contribute, in addition to the Phase I Funding, funding of $443.4 million to complete the Boleo Project (the “Phase II Funding Requirement”). The Company has agreed to a framework for the transfer of its MMB equity to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the total Phase II Funding Requirement. Based on Phase II contributions made to date of $259 million, a further 22.8% equity interest in MMB has been transferred to the Korean Consortium, reducing the Company’s equity interest in MMB from 49% to 26.2%. More information can be found in Item 2: Consortium Financing.

Figure 2 below provides the current inter-corporate relationship between the Company, its subsidiaries, its partners and the Boleo Project.

Figure 2: Current Inter-Corporate Structure

Baja – Public Company Information

The Company’s shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol BAJ. Baja is currently a reporting issuer in British Columbia, Alberta and Ontario. The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the SEC. The Company’s initial Form 20-F was filed with the SEC on December 8, 2006 and cleared by the SEC on January 10, 2007. Until December 12, 2012, the common shares of the Company traded in the U.S. through the OTCQX market, after which the Company moved to the OTCQB market. The OTCQB markets provide a gateway to U.S. securities markets for international companies that are listed on a qualified non U.S. exchange. The Company is also listed on the Frankfurt Exchange under the ticker symbol B1Y. More information about Baja’s public listing can be found in Item 6: Market for Securities.

ITEM 2	GENERAL DEVELOPMENT OF BUSINESS

Summary

The Company listed on the TSX-Venture Exchange in April 2004, and in February 2007 graduated to the Toronto Stock Exchange. The Company currently has a single project, the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalía, Baja California Sur, Mexico. A definitive feasibility study was completed in 2007 confirming the viability of the Boleo Project. The Company partnered with a consortium of Korean companies in 2008, and after near completion of funding in 2008 fell victim to the world financial crisis and entered a slow-down period.

Project financing in the amount of $1.18 billion was obtained in November 2010, enabling the commencement of construction of the Boleo Project in December 2010. In April 2012, the Company determined that the cost to construct the Boleo Project could be as high as $1,667 million, which significantly exceeds MMB’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million). As the Company was unable to finance the funding shortfall within 60 days, MMB was in an Event of Default as defined in MMB’s senior lending agreements.

A funding solution was agreed between the Company and the Consortium in July 2012 which has provided MMB with ongoing funding to support critical path construction and mining activities at the Boleo Project. Following the loss of control of MMB on August 27, 2012, the Company is no longer the operator of the Boleo Project and it no longer has any day-to-day involvement in the management and development of the Boleo Project.

The Company’s current focus is on addressing outstanding matters relating to the change of control of MMB and the Boleo Project and its restructuring so as to minimize potential risks and maximize potential value for the Company and its shareholders. In addition, the Company intends to investigate and potentially pursue alternative project opportunities, subject to any capital investment or expenditure constraints the Company may be under pursuant to the Boleo Project funding agreements.

In February 2013, KORES on behalf of the Consortium committed to continue to fund and support MMB and the construction of the Boleo Project as further described in “Consortium Phase II Funding Commitment”. However, at the date of the AIF, MMB remains in an Event of Default for a portion of the original project financing.

Company Development 2010 – 2012

The following is a summary of key developments over the past three years.

2010 Developments

Updated Technical Report

In March 2010, the Company published a NI 43-101 compliant updated technical report for the Boleo Project (the “March 2010 Technical Report”) that included information which formed part of a definitive feasibility study carried out between 2004 and 2007 and published in May 2007 (the “DFS”) and updated the capital cost estimate for construction of Boleo as prepared by the EPCM contractor hired in 2009. This capital cost estimate was used as the basis for the amount of construction financing required to complete the Boleo Project being $889 million. The March 2010 Technical Report is posted under the Company’s profile on SEDAR.

Project Financing

In August 2010, Baja completed a public offering of 21,875,000 common shares at a price of Cdn$0.80 per share to raise gross proceeds of Cdn$17.5 million.

In September 2010, the Company received confirmation from the Export-Import Bank of the United States (“US EXIM”), the Export Development Canada (“EDC”), the Korean Development Bank (“KDB”) and a group of commercial banks including Standard Chartered Bank, Standard Bank, Unicredit, Barclays Capital and West LB, (together, the “Commercial Lenders”) that all necessary credit approvals had been obtained in relation to credit facilities arranged for the development of the Boleo Project. In total, $823 million in senior debt financing, subordinated debt and cost overrun facilities (the “Project Facilities”) was arranged for MMB and the Boleo Project.

The amount provided by each lender under the Project Facilities is detailed in Table 1 below.

Table 1: Project Facilities for Boleo
2010 PROJECT FINANCING ($ millions)
US EXIM	419
EDC	150
KDB	90
Commercial Lenders	100
TOTAL	759
SUBORDINATED DEBT ($ millions)
KDB	64
TOTAL	823

Additionally in conjunction with the Project Facilities, Louis Dreyfus Metals Suisse S.A. (“Louis Dreyfus”) provided a $35 million convertible cost overrun facility (the “COF”) which, if drawn, converts into common shares of Baja at Cdn$1.10 per common share. As part of the COF, Baja has also issued Louis Dreyfus bonus warrants for 7,408,727 common shares of Baja at a strike price of Cdn$1.375 per common share which are exercisable in the event that the COF is not drawn (or proportionately if not fully drawn). In May 2012, Louis Dreyfus filed a Request for Arbitration seeking a declaration that the COF is terminated. More information about it can be found in Item 8: Legal Proceedings and Regulatory Actions.

In November 2010, the Company completed a cross border bought deal equity financing for gross proceeds of Cdn$184.1 million (the “November 2010 Offering”) and issued 167,325,000 common shares at a price of Cdn$1.10 per common share.

Together, the Project Facilities and November 2010 Offering completed the construction financing required for the Boleo Project, allowing construction to commence in December 2010.

Hedging Program and Off-take Agreement

In December 2010, MMB completed a zero cost collar copper hedge program arranged with the Commercial Lenders satisfying a key condition precedent to the drawdown of the Project Facilities. MMB purchased put options with a strike price of $5,291/tonne ($2.40/lb) and sold call options with an average strike price of $8,760/tonne ($3.97/lb) for 50% of the estimated copper production for the three year period of January 2014 to December 2016, inclusive, totalling 87,360 tonnes of copper. This program did not require any upfront outlay of cash for MMB. These contracts are financially settled monthly, based upon the copper price at the time of copper sales from Boleo.

The remainder of Boleo Project’s copper production, based on the March 2010 Technical Report, will be sold based on spot copper prices (for the first ten years) in accordance with off-take agreements with Louis Dreyfus Commodities Metals Suisse S.A for 70% and for the life of the mine with the Korean Consortium for 30%. Boleo’s cobalt and zinc sulphate production is anticipated to be sold at prevailing market prices.

Boleo Project Construction Commenced

In December 2010, mass earthworks began on site signaling the official re-start of construction of the Boleo Project after the 2008 slowdown.

2011 Developments

Financing and Loan Drawdowns

In January 2011, the Company completed the final condition precedent to make its US EXIM loan, amounting to $419.6 million, operational by fixing the interest rate of the loans provided by US EXIM at 3.02% for the 14 year loan life.

The Company spent its required project equity by the second quarter of 2011, allowing it to draw from the Baja funding loan available from the Consortium, the subordinated debt facility available from KDB, and from the Project Facilities. The total amount of the Project Facilities is $823 million of which $759 million is the 2010 Project Financing. The first draw from the senior debt facilities in October 2011 was drawn proportionately from all senior lenders and signified successful completion of conditions precedent. The second draw in December 2011 of approximately $52 million was completed entirely from US EXIM.

Shareholder Activism

In December 2011, the Company received notification that its largest shareholder, Mount Kellett Master Fund II A LP, was requisitioning a special meeting of shareholders to attempt to make changes to the composition of the Board.

Construction Progress

Significant construction progress was made during 2011, including commencing construction of the:

  key components of the process plant, including the solid-liquid separation circuit (high-rate thickeners) and foundation for the solvent extraction electrowinning circuits;

  acid plant;

  tailings storage facility;

  commencement of preproduction mining

  mine maintenance facility; and

  marine terminal.

Two batch plants were put into use, supplying up to 120 cubic meters per hour of concrete in support of the 72,000 cubic meters of concrete required for development of the plant and other infrastructure. Approximately 40,000 cubic meters of concrete was poured, which was largely used in construction of the six 60 meter diameter high-rate thickeners, along with foundations for acid tanks, leach tanks and milling equipment.

In August 2011, the first of three desalination plants became operational. The desalination plant was the first permanent unit of the processing plant to become operational. It provides 530,000 litres of fresh water per day, including all of the fresh water required for drinking and construction at the Boleo site.

The move of the EPCM contractor’s engineering services to Mexico was completed during the third quarter of 2011.

Three 2.5 megawatt power generators became operational in February 2012. These three generators are supplying electrical power for construction activities, for initial mining operations and to the camp. Construction of the mine maintenance facility was completed early in 2012. Camp construction and laboratory construction were completed, and the interior construction work for the on-site laboratory is complete and the facility is operational.

Mining Operations

Surface mining commenced in May 2011 and was largely focused on providing material for the construction activities in the tailings dam area and on road construction. Currently the surface mining group has focused on selective ore production in addition to the other priorities in the early years. In 2011, the Company stockpiled approximately 280,000 wet tonnes of manto (a “manto” is the Spanish mining term for a mineralized layer) ore since the start of surface mining in the second quarter of 2011.

In the first quarter of 2011 MMB took receipt of its initial compliment of primary surface mining equipment consisting of hydraulic excavators, front end loaders, tractor bulldozers and mining and haulage trucks. The company has now purchased and commissioned all of its major mining equipment. Underground mining of development headings at the Boleo Project commenced in September 2011.

The advance of underground development increased but at slower rates than projected due to lack of skilled staff, lower than planned mining equipment availability and ground control difficulty in areas of historical mining. A short term plan was developed (but not fully implemented) to address productivity constraining factors and to mitigate further issues before they arise by engaging an experienced underground contract miner. The plan was for the contract miner to provide its own equipment for development and to provide training support. There would be no impact to the continued employment or hiring of local workforce.

Exploration and Drilling

A $2.3 million drill program commenced in 2011. The objectives of the drill program were to:

  extend mineralization around the limits of the planned mines at Boleo;

  define further potential high grade (+2%) areas of copper ore not in the current Boleo mine plan; and

  test prospective areas of Manto 4, the deepest and most sparsely drilled manto on the Boleo property.

Manganese Recovery Options

During 2011 the Company continued investigating market opportunities for the sale (or off-take) of manganese carbonate that could be produced at Boleo. Concurrent with these marketing activities, preparations were made to undertake test work and engineering studies to optimize the production of manganese carbonate and evaluate the production of electrolytic manganese metal.

2012 Developments

Shareholder Activism

A special meeting of shareholders was held on April 3, 2012. The meeting was requisitioned by the Company’s largest shareholder, Mount Kellett Master Fund II A LP, to attempt to make changes to the composition of the Board. The Company’s shareholders voted to keep the Board unchanged.

The Company incurred $1.6 million in costs in connection with the proxy contest.

Cost Overrun

On April 23, 2012, the Company announced that the total cost to complete the development of the Project will significantly exceed the capital cost estimate announced by the Company on January 15, 2010. While the Company’s construction financing completed in 2010 was based on a capital budget of $1,167 million, plus $100 million in cost overrun facilities, the updated estimate indicated that the total cost to complete could be significantly higher.

During the quarter ended June 30, 2012, the Company determined that the cost to construct the Project could be as high as $1,667 million, which significantly exceeded MMB’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million).

In May 2012, the Company and MMB engaged the mining consulting firm, SRK Consulting, to conduct a complete review of the Boleo Project and to prepare an Independent Engineers Report to provide an updated estimate of the cost to construct the Boleo Project. The Independent Engineers Report was submitted at the end of June. Subsequently, in July 2012, SRK Consulting was engaged by Baja to complete an updated NI 43-101 compliant report, which is dependent upon MMB and KORES who are working with their mining consulting engineers, to finalize the design of the mining operations. The Company has no control or influence over the completion of the technical aspects of the MMB and KORES report that will underpin the SRK Report preparation. The updated 43-101 report has not yet been completed. More information can be found in the Item 2: Update to Boleo Project Technical Report.

Event of Default

On April 23, 2012, the Company announced that the forecast cost to complete the Boleo Project could be $1,667,000, which significantly exceeded the Company’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million, together, the “2010 Project Financing”). The Company was unable to finance the funding shortfall within 60 days of identifying the forecast cost overruns, thereby putting MMB in an Event of Default as defined in the 2010 Project Financing agreements. As a result, MMB is unable to access any of its senior debt facilities. MMB was successful in negotiating several standstill agreements whereby the lenders agreed to temporarily forbear exercise of rights and remedies under the 2010 Project Financing until March 31, 2013. The Company has been informed by MMB that as of the date of this AIF, KORES and MMB are currently negotiating with the remaining 2010 Project Financing Lenders to extend the latest standstill agreement, but that an extension has not yet been agreed.

The Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee. As at December 31, 2012, MMB had drawn $233.3 million against the 2010 Project Financing.

In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at December 31, 2012, the hedge liability reported by MMB was $46.2 million.

Consortium Financing

In an effort to find a funding solution, in May 2012 the Company retained BMO Capital Markets to canvas and evaluate possible sources of funding. Nondisclosure agreements were signed by a number of parties who expressed interest at the time. These parties were granted access to the Company’s data room and management presentations. However, no proposals were received that could reasonably be completed given the limited liquidity of the Company.

In July 2012, the Company secured interim financing from the Consortium (the “Consortium Financing”) which comprised two funding stages: Phase I, completed on August 27, 2012, upon MMB having received $90 million of interim financing, pursuant to which the Company’s ownership interest in MMB was reduced from 70% to 49%, resulting in a loss of control in MMB (see “Loss of Control of MMB”); and Phase II, providing the Consortium the option to contribute additional funding of $443.4 million to complete the Boleo Project (the “Phase II Funding Requirement”). After making a series of funding contributions during the fourth quarter of 2012, pursuant to a letter agreement dated January 31, 2013, KORES on behalf of the Consortium formally committed to provide the Phase II Funding Requirement.

Under its July 2012 agreement with the Consortium, Baja has a right to contribute to the Phase II funding such amount that would result in it holding up to a maximum 40% interest in MMB. If Baja makes no contribution to the Phase II funding, Baja’s interest in MMB will be reduced from 49% to 10%. Baja’s right to contribute to the Phase II funding is subject to contributing a minimum of $10 million. Baja may attempt to raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders. The Company’s largest shareholder, Mount Kellett, has advised that it does not intend to participate in such a rights offering. In addition, if the total Phase II costs to complete the project exceed $443.4 million and further equity or debt funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted according to a formula to be negotiated.

If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Phase II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement. If Baja fully exercises its Phase II participation right, it would be required to contribute approximately $341 million to retain a maximum 40% interest in MMB.

Following the date of filing an updated NI 43-101 compliant report technical report on the Boleo Project, the Company will have 60 days without financial penalties to make such contribution by completing a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right.

Loss of Control of MMB

The July 2012 agreement between Baja and the Consortium contemplates that following completion of Phase I Funding of the Consortium Financing (which occurred on August 27, 2012), amendments will be made to the shareholders’ agreement between Baja and the Consortium governing the rights of the shareholders of MMB (the “Shareholders’ Agreement”). The changes will significantly expand the power of the Consortium to manage the business of MMB and will limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over $1 million. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board, as long as its interest in MMB is at least 8%. As at the date of this AIF, the Shareholders’ Agreement has not been amended to reflect these changes.

As stated in the Consortium Financing term sheet, when financing documents are renegotiated, the Company will seek to reduce its debt guarantee to reflect its proportionate equity interest in MMB.

From the date of the loss of control, and for as long as the Company maintains a significant influence over MMB, the Company will account for MMB’s results under the equity method as defined in IAS 28 –Investments in Associates. Upon the loss of control of MMB and in accordance with IAS 27 – Consolidated and Separate Financial Statements, the Company has:

  derecognized the assets and liabilities of and non-controlling interest in MMB at their carrying amounts on August 27, 2012;

  derecognized the carrying value of Baja’s shareholder loan receivable from MMB (previously eliminated upon consolidation); and

  recognized the retained investment in MMB at its fair value (see below);

generating a loss on deconsolidation attributable to the Company of $127.3 million.

Baja’s retained investment in MMB is a combination of shares in common stock and shareholder loans. The shareholders of MMB are required to fund their proportionate equity percentage in the Boleo Project by advances through shareholder loans or subscriptions to additional shares. The shareholder loans to MMB are subordinated debt, and the shareholder loans owed by MMB to each of Baja and the Consortium members will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. As such, the shareholder loans form in substance part of Baja’s residual equity investment in MMB. More information on the shareholder loans can be found in Item 2: Consortium Phase II Funding Commitment.

In approximating a fair value for its remaining interest in MMB, management has considered that MMB represents the Company’s most significant asset. Therefore a reliable and verifiable proxy for the fair value attributable to the Company’s investment in MMB as at August 27, 2012, may be approximated and implied by the market capitalization of the Company following the announcement of the completion of the Phase I Funding as adjusted for the fair values at August 27, 2012 of the Company’s other assets and liabilities. This method supported an approximate fair value for the Company’s interest in MMB of $33.7 million as at August 27, 2012.

As a result of the deconsolidation, figures reported on the Company’s Consolidated Balance Sheet as at December 31, 2012 include only the assets and liabilities of Baja Mining Corp. and its Luxembourg subsidiaries and exclude the assets and liabilities of MMB. The fair value attributable to the Company’s remaining interest in MMB is reflected in the Balance Sheet line item “Investment in Associate”. Additionally, the Company’s Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the year ended December 31, 2012, consolidate the results of MMB up to the date of deconsolidation on August 27, 2012, and thereafter consolidate only the operating results of Baja Mining Corp. and its Luxembourg subsidiaries and equity account for the results of MMB.

Once the Company’s interest in MMB falls below 20%, it may be considered that the Company does not exercise significant influence over MMB. Should management determine that it no longer has significant influence over MMB, the Company would cease to report MMB’s results under the equity method, but rather carry its investment in MMB at fair value.

US EXIM Facility and Commercial Banks cost overrun facility

During the quarter ended December 31, 2012, on behalf of the Consortium and MMB, KORES entered into negotiations with the 2010 Project Financing Lenders in an effort to partially reactivate the 2010 Project Financing. In November 2012, the original US EXIM Facility was terminated by MMB. KORES renegotiated a new approximately $419 million facility with US EXIM (inclusive of approximately $126 million previously outstanding under the original US EXIM Facility, which obligations were novated to and assumed by KORES) (“Kores EXIM Facility”) to be used to finance further construction and development of the Boleo Project. KORES is the only borrower under the Kores EXIM Facility. In December 2012, KORES unilaterally provided MMB with a new corporate loan facility. The Company has not been notified of any draws having been made by MMB under the new corporate facility as of the date of this AIF.

In addition, Baja was informed by MMB that MMB and the relevant lenders under the 2010 Project Financing agreed to terminate the $50 million cost-overrun facility thereunder (under which no loans were outstanding as of such termination). The remainder of the facilities under the 2010 Project Financing, in outstanding loans and commitments, continue to stand as per the original agreements with MMB’s lenders and remain in default.

However, at the year end, the remaining 2010 Project Financing Lenders (which no longer include US EXIM) had agreed to temporarily forbear exercise of rights and remedies under the 2010 Project Financing pursuant to a third standstill agreement, which expired on March 31, 2013. Baja remains liable under its guarantees provided in connection with the 2010 Project Financing. The Company has been informed by MMB that as of the date of this AIF, KORES and MMB are negotiating a further extension to the standstill agreement, which has not yet been agreed. As at December 31, 2012, there is $233.3 million owing by MMB under the 2010 Project Financing facilities.

Consortium Phase II Funding Commitment

At the year end, KORES on behalf of the Consortium had contributed $174 million toward the Phase II funding. Subsequent to the year end, KORES on behalf of the Consortium provided a definitive commitment to Baja that it will provide the Phase II Funding Requirement, and contributed a further $85 million to MMB.

Pursuant to receipt of the definitive commitment and as contemplated in the Consortium Financing, the Company agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the Phase II Funding Requirement. Based on Phase II contributions made of $259 million as at February 12,

2013, representing 58.4% of the Phase II Funding Requirement, a further 22.8% equity interest in MMB has been transferred to KORES, reducing the Company’s equity interest in MMB from 49% to 26.2%.

In addition, the Company has also transferred to KORES $67.3 million of its shareholder loans to MMB plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company to $197.6 million as at February 12, 2013, so the proportionate balance outstanding to Baja corresponds with its proportionate equity interest in MMB as provided for under the Consortium Financing. The framework agreed between the parties provides for three further pro rata transfers of equity and shareholder loans plus accrued interest to the KORES appointed entity upon contributions being made by the Korean Consortium or KORES to MMB of $60 million, $60 million and approximately $64.4 million, which will dilute Baja’s equity interest in MMB to 20.9%, 15.7% and 10%, respectively, and reduce the principle of its shareholder loans to $170.3 million, $136.7 million and $93.8 million, respectively. No fixed schedule has been set out for the timing of the further funding contributions to be made by the Consortium or KORES to MMB.

Baja Phase II Funding Participation Rights

Baja has the right to contribute to Phase II Funding Requirement, subject to contributing a minimum of $10 million and a contribution which would result in it holding a maximum 40% interest in MMB. Baja may raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders.

If Baja makes no contribution to the Phase II Funding Requirement, Baja’s interest in MMB will be reduced to 10%. In addition, if the total equity costs to complete the Project exceed $443 million and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be further diluted according to a dilution formula to be negotiated.

If Baja fully exercises its Phase II participation right, it would be required to contribute approximately $341 million to retain a maximum 40% interest in MMB, assuming the Consortium has completed Phase II Funding Requirement.

Assuming Baja’s interest in MMB has been diluted to 10%, Baja’s participation in MMB will be adjusted by adding to its 10% a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Phase II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement.

Upon filing the SRK Consulting NI 43-101 report, Baja will have 60 days without financial penalty to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right. The Company’s largest shareholder, Mount Kellett, has advised Baja that it does not intend to participate in such rights offering and, at this time, management believes that a non-backstopped rights offering is unlikely to be supported by shareholders.

Legal Proceedings

Following the emergence of the Boleo Project forecast cost overruns, various legal actions were launched against the Company. With the exception of the two matters described below, management does not consider any of these actions to be material and all were resolved prior to December 31, 2012.

In April 2012, Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. As part of the arbitration, Louis Dreyfus is claiming an unspecified amount of damages against the Company. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns. The Company applied to stay the Supreme Court proceedings and on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters. Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court and in addition, sought an order that Baja pay an unspecified amount of damages to Louis Dreyfus for unlawful oppression of Louis Dreyfus contrary to section 227 of the British Columbia Business Corporations Act. Louis Dreyfus also seeks an order that Baja pay all costs and expenses, including legal costs and arbitral expenses, incurred by Louis Dreyfus in connection with preparation and conduct of the arbitration. The arbitration hearing is scheduled for November 4-8 and 11-13, 2013.

In July 2012, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. Among other reliefs, the petitioner seeks:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250 million;

  punitive damages in the amount of Cdn$10 million; and

  interest and costs.

The class action lawsuit has not yet been certified and may never be.

The Company intends to defend itself and has engaged various legal counsels to advise and assist the Company in its defense against these and any other legal proceedings that may arise.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Directors, Officers and Staff

During the quarters ended June 30 and September 30, 2012, the Company’s Board of Directors (the “Board”) underwent a succession of significant changes.

On April 17, 2012, the Company announced the resignation of Gerald Prosalendis from the Board of Directors for personal and family reasons. Baja further announced the resignations of Graham Thody, Tom Ogryzlo and Wolf Seidler from the Company’s Board on April 23, 2012, temporarily reducing the size of the Board to three members.

On May 7, 2012, the Company announced that the Board had been reconstituted to include Mr. Ogryzlo, Mr. Seidler, Stephen Lehner and Lorie Waisberg. Lorie Waisberg was appointed Chair of the Board. The Company announced on May 14, 2012 that John Greenslade had resigned from his positions as CEO and President and also resigned from the Company’s Board. Mr. Ogryzlo was appointed interim CEO. On May 24, 2012, Ken Murphy joined the Company’s Board.

At the annual and special general meeting of shareholders held on June 21, 2012, shareholders voted to elect Mr. Waisberg (Chairman), Mr. Ogryzlo, Mr. Seidler, Mr. Lehner, François Marland and Ken Murphy to the Board.

Mr. Murphy and Mr. Lehner both resigned from the Board on August 1, 2012, and on August 7, 2012, Peter Clausi and Ross Glanville joined the Board. Mr. Glanville was formerly a member of the Board from April 2005 until May 2011. On August 10, 2012, Mr. Waisberg, and Mr. Marland resigned from the Board.

During the year, the Company and MMB faced a number of changes to its officers. In addition to the resignation of the CEO and President, Adam Wright (Chief Operating Officer of the Company and MMB), Chuck Hennessey (MMB VP of Operations), Kendra Low (Executive VP Administration and Corporate Secretary), Mike Shaw (VP Construction Development) each resigned their positions.

On November 13, 2012, the Company announced that Mr. Ogryzlo, Baja’s Interim CEO & Chairman, was appointed as Interim Chief Financial Officer following the employment of Baja’s CFO, Rowland Wallenius, by MMB under the transition plan. Nigel Kirkwood was appointed CFO on December 27, 2012 and Baja’s Corporate Secretary on March 5, 2013.

Termination benefits of $1.4 million were paid to the former President and Chief Executive Officer, former Chief Financial Officer, former VP Engineering and Construction, and former VP Administration and Corporate Secretary.

In addition, in an effort to preserve cash, Baja reduced its workforce at its Vancouver, BC office of approximately 40% of the staff and consultants in the second quarter and of an additional 50% during the fourth quarter.

The Company also entered into a sub-lease agreement for the remaining term of its Vancouver office space lease and relocated to a smaller office.

Update to Boleo Project Technical Report

Following the identification of the cost overrun, the Company and MMB engaged SRK Consulting to prepare an Independent Engineer’s Report evaluating MMB’s development and operating plans, while assessing the adequacy of MMB’s estimate of the cost to complete the development of Boleo. Subsequent to the change in control of MMB, SRK’s engagement was extended by MMB and KORES to include updating mining plans and resource estimates as a result of higher operating costs and provide information for the Consortium to evaluate the Project. MMB made adjustments to the design of mining operations working in close cooperation with its mining consulting engineers and the independent engineers reviewing the Project. In addition, SRK was commissioned by the Company to prepare an NI 43-101 compliant technical report on the Boleo Project (the “SRK Report”).

The Company awaits completion of the SRK Report, which is dependent upon MMB and KORES who are working with their mining consulting engineers, to finalize the design of the mining operations. The Company has no control or influence over the completion of the technical aspects of the MMB and KORES report that will underpin the SRK Report preparation.

On January 31, 2013, the Company announced that representatives from MMB, KORES and other third parties were continuing to contribute information and feedback on several key sections of the report, and that significant progress had been made. However, at that time, the Company was unable to provide further guidance regarding the anticipated delivery date of the technical report due to a succession of delays. Baja will disclose the findings of the summary of the SRK Report in a news release when it becomes available.

SRK will deliver and the Company will file the final SRK Report within 45 days of that announcement. Upon filing the SRK Report on SEDAR, Baja will have 60 days without financial penalty to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right. The Company’s largest shareholder, Mount Kellett, has advised Baja that it does not intend to participate in such rights offering and, at this time, management believes that a non-backstopped rights offering is unlikely to be supported by shareholders.

Management expects that once the valuation of the Boleo Project is determined based on the SRK Report, it should be in a position to better evaluate its strategic options for its remaining interest in MMB.

Boleo construction

Information presented in this section “Boleo construction” is based on or derived from information provided to the Company by MMB. The Company ceased to control MMB or be the operator of the Boleo Project following the completion of the Phase I Funding on August 27. 2012. Readers are cautioned that while the Company has no reason to believe that the information provided to it by MMB and reflected herein is not materially correct, it has not independently verified the accuracy or completeness of such information and must rely on MMB for the provision of such information.

MMB was able to continue to advance overall construction despite the suspension of financing facilities during 2012. Based on information provided by MMB, at the end of December 2012, 1,692 individuals were working on the Boleo Project and progress for completion of copper production facilities was measured at 54.8% and 50.9% overall with the inclusion of cobalt and zinc circuits. ICAF continued to provide construction management services under the EPCM contract.

As a result of the cost overrun identified in April 2012 and upon the renegotiation of the US EXIM facility in November 2012, construction reorganization and planning were focused on placing the Project in a position for a full reactivation of construction activities in 2013.

During this period of financial strain, MMB employed a rigorous liquidity management process. With cooperation from many of the project vendors, MMB was able to ensure that contractors were supplied with materials (fuel, rebar, concrete and steel) to continue to advance overall construction. However, MMB’s cash flow management strategy impacted various aspects of the Project including vendor deliveries, vendor schedules, non-critical construction progress, and engineering closeout, forcing the Company to withdraw all previous guidance with regards to production targets, until such time as the Consortium Financing was completed and full-scale development resumed.

The selected construction activities that continued on site focused on all circuits required for copper production. However, advancement of copper related circuits was constrained by the liquidity crisis and, while the Project maintained a manageable level of overall stability, construction progress, and vendor/supplier equipment debt management, delays in advancing a funding solution adversely impacted overall construction. The engineering, procurement and construction of the backend of the plant related to cobalt and zinc production was reinstated during the quarter ended September 30, 2012.

By year end, MMB’s cash management system was normalized and outstanding supplier payments were brought up to date. All engineering activities with third party consultants continued to show positive progress, and activities were concentrated on reorganizing the Project. The reorganization plan is to advance the Project as a number of mines and a single copper, cobalt and zinc metallurgical facility in 2013.

Boleo Surface and Underground Mining

Information presented in this section “Boleo Surface and Underground Mining” is based on or derived from information provided to the Company by MMB. The Company ceased to control MMB or be the operator of the Boleo Project following the completion of the Phase I Funding on August 27. 2012. Readers are cautioned that while the Company has no reason to believe that the information provided to it by MMB and reflected herein is not materially correct, it has not independently verified the accuracy or completeness of such information and must rely on MMB for the provision of such information.

In 2012, the MMB surface mining group was primarily focused on construction support activities including the development of the M-302 mine portal pad, exposing historical mine adits, waste stripping and stockpile establishment activities. The productivity of underground mining was below expectation, primarily resulting from issues relating to ground conditions, equipment availability and a shortage of skilled operating personnel.

Both underground and surface mining groups continued production work during the fourth quarter. However, the liquidity management process continued to impact mining operations by disrupting deliveries. Some primary production units on both the surface and the underground operations, including essential operating supplies, were impacted.

By year end, the mine maintenance facility (“MMF”), including offices and warehouse, was being utilized. The shop area is waiting materials for its completion.

The surface mining group continued to expose mineralization in the OC3010 area while completing the new MMF stockpile area. Grade control and stockpile programs were not clearly defined until the second quarter of 2012. This resulted in stockpiles accumulated in late 2011 and early 2012 having to be reclassified as waste. Overburden production from OC3010S and OC3010N continued. Surface production was impacted due to a reduction in haul fleet availability, partially resulting from the impact of the liquidity management program, but also a warranty recall of the entire fleet following a factory inspection in July 2012. As of December 2012, five trucks of the haul fleet were on site with one truck in a Tijuana repair facility. Surface mining production operations will continue to be impacted until the entire fleet is returned fully to service. Surface mining simulator training at the MMF continued to train machine operators.

In the latter part of the year, the underground mining group continued to advance in mine M303 at the upper level (Manto 3A / Sandstone) contact. In M-303, the current plan is to drive entries to access another area for demonstration of the retreat mining capability. This area is considered to have more favourable regional fault and fracture structures. Advance of this area will continue upon arrival of roof support equipment. Development of cross cuts and entries in other areas progressed while waiting for the ground support equipment.

Equipment availability and scarcity of replacement parts resulting from the liquidity crisis factored in the lower rates of underground production. The idling of a continuous miner in support of keeping one in operation left production operations with only one continuous mining unit. Mine management is working with the supplier to improve continuous miner performance and availability. The third newly commissioned machine with the latest electronic program entered the mine in December 2012 for operational trials and further evaluation, making two continuous mining units available in the M-303 mine.

Operator training continued with the contract trainers on site to provide additional hands on instruction with roof bolting, continuous miner operation and general supervisory responsibilities. Underground simulator training at the MMF continued to train machine operators.

Towards the end of the year, mine engineering focused on a number of ongoing mine design issues in support of both surface and underground mining operations, including the responses to due diligence enquiries, the M-302 setup and the underground mining at M-303. In December 2012, the major activities continued to include discussions with consultants concerning preparation of a mine plan to support the new controlling shareholders’requirements.

Exploration and Drilling

MMB suspended the drill program in April 2012 prior to its completion. Results from the completed portion of the drill program are being incorporated into the SRK update mineral resource expected to be published by mid-2013.

Manganese Recovery Options

All development activities requiring external technical resources were suspended in April 2012, and development effort was limited to internal evaluation of manganese recovery processes. The recovery and production of added-value manganese products is not currently included in the economic projections of the Project and, if progressed, could increase the value realised by stakeholders.

ITEM 3	NARRATIVE DESCRIPTION OF BUSINESS

Company Overview

The Company is headquartered in Vancouver, BC, Canada, and its principal asset is its minority interest in the Boleo Project, a copper-cobalt-zinc-manganese deposit located near Santa Rosalía, Baja California Sur, Mexico. The Project is currently under construction, and surface and underground mining activities have commenced.

As at December 31, 2012, the Company owned a 49% interest in the Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owned 49% of the shares of MMB. MMB holds all mineral and property rights in the Project. As at December 31, 2012, the remaining 51% of MMB was owned by members of a Korean consortium (the “Consortium”), comprised of KORES, LS-Nikko Copper Inc., Hyundai Hysco Co., Ltd., SK Networks Co., Ltd., and Iljin Materials Co., Ltd., which acquired an initial 30% interest in June 2008. Subsequent to December 31, 2012 and after giving effect to further funding contributions by members of the Consortium to MMB, Baja’s interest in MMB was further reduced to 26.2%. More details of this further MMB ownership dilution can be found in Item 2: Consortium Phase II Funding Commitment.

Following the reduction of its interest in MMB and subsequent loss of control of MMB on August 27, 2012, the Company was no longer the operator of the Boleo Project and no longer had day-to-day involvement in the management and development of the Project. The Company’s current focus is on addressing outstanding matters relating to the change of control in MMB and considering alternative opportunities for the benefit of its stakeholders.

As of the date of this AIF, the Company had 6 employees working out of its Vancouver office.

General Overview - Boleo Project

The following description of the Boleo Project is based in part upon information set out in the March 2010 Technical Report on the Project, which is available on the Company’s website or on www.sedar.com (the “March 2010 Technical Report”). The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

Boleo is the only mineral property in which the Company holds an interest. The Project is located on tidewater on the east coast of the State of Baja California Sur, Mexico, County of Mulegé, adjacent to the town of Santa Rosalía. Access for construction equipment is principally by the trans-peninsular highway extending some 850 km south from the U.S. border. This highway passes through Santa Rosalía and carries heavy traffic volumes year round. A deep water marine terminal will allow project supplies and consumables to be received and end products to be shipped. There are regular scheduled air services from the U.S. and mainland Mexico to both Loreto, which is a three hour drive to the south, and La Paz, which is a six hour drive to the south. The closest private airstrip is at Palo Verde, a half hour drive away. Port facilities, which serviced the historical copper mine and smelter until 1985, are still being used twice a week by a ferry service to the mainland at Guaymas.

The Project area is immediately adjacent to the Gulf of California, with a climate typical of the Sonoran desert region with warm to hot temperatures and minimal seasonal precipitation. Rainfall is confined mainly to heavy cloud bursts at intervals of several years during tropical cyclones. Mining operations can be scheduled 365 days per year, save for heavy rainfall events, which occur infrequently.

Property topography is best described as mesa-arroyo with a relatively flat plateau cut by deeply incised arroyo valleys, resulting in rugged, steep sided valleys with arroyos that drain into the Gulf of California. Project site elevations vary from 0 to 350 meters above sea level.

The Project site is very arid with vegetation consisting of a wide variety of cactus. Over most of the Project area, vegetation is quite sparse; it does occur in significant amounts only locally along the mesa tops, a few kilometers in from the coast.

The Boleo Project consists of 28 total mineral concessions covering 28,010.8 hectares (“ha”), of which 24 concessions are contiguous. The Project includes three surface lots currently totalling 6,692.6 ha.

The surface property also contains one leased tract totalling 583.7 ha. This tract is Ejido land located on the western edge of the Project Area and covers a portion of the anticipated maximum extent of the tailings disposal impoundment. The rental period is 30 years and commenced on April 18, 2007. The total amount paid for the entire lease life was $35,000. There is both a renewal option and the obligation of both parties to continue to work towards an outright purchase. A second surface property of approximately 974.1 ha has also been leased as at December 14, 2010 for 30 years and is currently under registration at the Agrarian Reform in La Paz.

Boleo is being developed as a series of underground mines using a room-and-pillar mining method, along with small open-cut mines. The ore will be fed to a processing plant, which will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, possibly at some point, manganese, probably as manganese carbonate. As set out in or derived from the March 2010 Technical Report, the plant at that time was expected to produce, on average, 125 million pounds of copper per year for the first 6 years from ore supplied at an average grade above 2%, and an average of 84 million pounds of copper per year at an average ore grade of 1.33% for the scheduled mine life of 23 years. The above figures are subject to change as a result of the revised mine plan being developed by MMB.

History of Boleo

Boleo was discovered in the 1860’s by local ranchers. Limited production ensued until acquisition by the Compagnie du Boleo, a French company that operated the mine from 1885 to 1938. There were sporadic operations thereafter by parastatal corporations in Mexico until the 1980’s when it was placed in the Mexican Strategic National Mining Reserve.

After being released from the National Mining Reserve on December 31, 1991, Boleo was acquired, by staking, in July 1992 by Minera Terra Gaia. In 1993, an option to acquire an interest in Boleo was granted to International Curator (“Curator”). In 2001, after over $20 million of drilling and exploratory work, ownership of Boleo was re-acquired by the founding group that had optioned it to Curator, and MMB took 100% ownership of Boleo. Any work subsequent to March 2001 is referred to as under the direction of MMB. Information on the corporate structures that ensued post March 2001 can be found above under Item 1: Incorporation.

Mineral Project Disclosure

Geology & Mineral Resource Modelling

The following description relating to the Boleo Project is based in part upon information set out in the March 2010 Technical Report. The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

The Boleo deposits within the Boleo Formation occur within the Boleo sub-basin of the Santa Rosalía basin. Copper, cobalt, zinc and manganese mineralization occurs within widespread, stratiform clay-rich horizons or beds known as mantos. Within the Boleo Formation stratigraphy there are up to seven mantos which occur as relatively flat to generally shallow easterly dipping, stratabound and stratiform beds. These include, with increasing depth, mantos 0, 1, 2, 3AA, 3A, 3, and 4. The mantos tend to be soft clay rich beds (ash altered to montmorillonite) with laminated basal zones generally less than 1 meter thick overlain by intra-basin slump breccias up to 20 meters thick. Underlying lithologies vary from predominantly conglomerates in the heart of the Boleo basin to coarse sandstones typically containing pebbles of the underlying Comondú Formation volcanics. The contact between the mantos and footwall rocks is sharp.

Metals of interest in the mantos include copper, cobalt, zinc, and manganese. Ore minerals include a fine-grained, complex assemblage of primary copper-iron-zinc sulphides including pyrite, chalcocite, chalcopyrite, bornite, covellite, carrolite, sphalerite and secondary copper-zinc-manganese minerals including chrysocolla, malachite, azurite, smithsonite, cryptomelane, pyrolusite and the rare cobalt minerals of boleite, pseudoboleite, and cumengite. Mineralization is generally finely disseminated over intervals up to 20 meters thick in the slump breccias. The richest material typically occurs in the laminated basal section of the manto, which was historically mined from 1872 to 1985 to an average of about 80 cm, and graded on average approximately 5% copper.

Independent geologic consultants, Wardrop Engineering (now part of Tetra Tech), were engaged in 2009 to update the geologic model and resource estimates of the Boleo deposit in accordance with NI 43-101 standards (Block and Seam model mineral resource estimates are provided in Tables 2 and 3 below, respectively). Updated resource estimates include all 128,000 meters of drilling, and were generated using an universal transverse mercator (“UTM”) engineering grid. Resource calculations included recoveries as well as prices in the copper equivalent (“CuEq”) formula.

Table 2: Block Model Mineral Resource Estimate at 0.5% CuEq Cut-off (Wardrop 2009)
	Cut-off CuEq	Tonnes (106)	Cu (%)	Co (%)	Zn (%)	Mn	CuEq
	(%)					(%)	(%)
	0.50	85.82	0.82	0.074	0.50	3.04	1.59
Measured	0.75	73.31	0.93	0.081	0.52	3.20	1.75
	1.00	59.83	1.07	0.088	0.53	3.29	1.95
	0.50	178.86	0.74	0.053	0.71	3.32	1.46
Indicated	0.75	143.88	0.87	0.059	0.77	3.55	1.66
	1.00	112.55	1.03	0.065	0.83	3.65	1.88
	0.50	264.67	0.76	0.060	0.64	3.23	1.50
M+I	0.75	217.20	0.89	0.067	0.69	3.43	1.69
	1.00	172.38	1.04	0.073	0.72	3.53	1.91
	0.50	159.85	0.47	0.045	0.70	2.93	1.15
Inferred	0.75	109.48	0.59	0.052	0.87	3.42	1.39
	1.00	77.52	0.70	0.058	0.99	3.66	1.61
Source: Boleo NI 43-101 compliant Technical Report published March 2010 (the “March 2010 Technical Report”).

Table 3: Pseudo-seam Model Resource Estimate at 0.5% CuEq Cut-off (Wardrop 2009)
	Cut-off CuEq	Tonnes (106)	Cu (%)	Co (%)	Zn	Mn (%)	CuEq
	(%)				(%)		(%)
	0.50	60.67	1.07	0.083	0.52	3.19	1.89
Measured	0.75	57.44	1.12	0.086	0.52	3.22	1.96
	1.00	52.30	1.20	0.090	0.51	3.21	2.07
	0.50	129.37	0.89	0.056	0.73	3.38	1.63
Indicated	0.75	112.77	0.99	0.061	0.76	3.51	1.78
	1.00	95.66	1.11	0.065	0.79	3.56	1.94
	0.50	190.04	0.94	0.065	0.66	3.32	1.71
M+I	0.75	170.21	1.03	0.069	0.68	3.41	1.84
	1.00	147.97	1.14	0.074	0.69	3.44	1.99
	0.50	95.35	0.60	0.050	0.76	3.13	1.33
Inferred	0.75	77.85	0.68	0.055	0.83	3.38	1.50
	1.00	60.88	0.78	0.061	0.91	3.55	1.67
Source: Boleo NI 43-101 compliant Technical Report published March 2010 (the “March 2010 Technical Report”).

During 2012, MMB engaged SRK to calculate an updated resource and reserve for Boleo using updated site operational costs and all additional drill hole information. This resource is to be used to produce an updated mine plan for the Boleo project. The updated resource and reserve will be included in the updated NI 43-101 Technical Report on the Boleo Project currently being prepared by SRK Consulting.

Metallurgy & Process Design

The following description relating to the Boleo Project is based in part upon information set out in the March 2010 Technical Report. The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

A hydrometallurgical process has been developed that is suitable for the recovery of copper, cobalt, zinc and possibly manganese from mined and blended Boleo ores. The metal recovery circuits and equipment envisaged for the Boleo process plant are typical of those deployed in numerous operations worldwide.

The proposed process consists of crushing and then milling the ore in sea water, followed by atmospheric leaching of the whole ore stream at elevated temperatures. The leach circuit consists of both an oxidative and a reductive leach to ensure the recovery of both oxide and sulphide forms of Boleo’s payable metals. The leached metals are separated from the leach slurry in a counter current decantation (“CCD”) washing circuit. The dissolved metals are recovered at high efficiency from the wash solution and concentrated in four separate solvent extraction circuits, two electrowinning circuits, and a granulation operation (for zinc sulphate only) to produce high-quality copper and cobalt metal (cathode), and then zinc sulphate monohydrate granular respectively. A key feature of the process is the use of direct solvent extraction technology in the second solvent extraction circuit to separate manganese from cobalt and zinc in the process solutions.

The process plant is being designed to treat 3.1 million dry tonnes of mined ore per year and produce product at the following rates, up to:

  62,000 tpa of copper cathode;

  2,400 tpa of cobalt cathode; and

  37,000 tpa of zinc sulphate monohydrate salt.

In addition, there is the potential to produce manganese carbonate powder via the relatively simple addition of a small number of unit operations to the proposed plant.

The process and individual unit operations have been tested successfully in extensive test work campaigns.

Mining

The following description relating to the Boleo Project is based in part upon information set out in the March 2010 Technical Report. The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

Agapito & Associates (“AAI”) (mine engineering consultants) prepared an initial 25-year mine plan (23 years of processing) and schedule using predominantly underground mining methods supplemented on an ongoing basis with ore mined from surface operations. Such mine plan was based on resource models prepared by Wardrop. A number of different mining methods were evaluated before options of using predominantly underground mining operations supported by a number of small, open cut mines was selected as the technique which would best deliver the targeted plant feed grade at the required rate.

In addition to advancing the optimization of mine planning and scheduling, AAI also prepared mine designs, evaluated equipment requirements and estimated production rates. In addition, AAI prepared the initial mine capital cost, and provided the basis for the mine operating and sustaining capital cost estimates, which were subsequently adjusted by Baja in certain scheduling cost categories for the Technical Report published in March 2010.

The seam formation and low material strength of the mantos suggested that conventional “soft rock” underground mining methods such as used in coal, potash, or salt mining would be appropriate for Boleo underground conditions and accordingly a number of methods were examined for their suitability. Longwall mining was discounted due to the faulted and dipping manto structure and high initial capital cost. Shortwall mining was also discounted when efficient mine layouts could not be readily designed and accommodated within the complex, fault disturbed structure of the mantos. After extensive study, room-and-pillar mining using continuous miners was selected because the method requires relatively low capital cost and can accommodate variations and undulations in the footwall (the floor) as well as variations in mining height. Moreover, room-and-pillar mining can achieve relatively high productivity, and panels can be laid out in such a way that the mineral recovery from relatively small, fault-bounded mining blocks can be maximized.

The resource pseudo-seam model was used to define areas where room-and-pillar mining could be carried out. The criteria used for this determination were as follows:

  minimum mining height of 1.8 meters to allow working room for the machines. If the economic thickness of the manto was less than this it was diluted by the lower grade blocks above, up to 1.8 meters height;

  maximum mining height of 4.2 meters, matching the proposed reach of the continuous miner. Economic blocks above this height were ignored;

  the composite CuEq grade of the manto over the mining height must exceed a cut-off grade of 1.0% copper for surface mining and 0.75% CuEq-R for underground mining. (For mining purposes, the copper recovered equivalent cut-off grade was calculated using metal prices of $1.50/lb copper; $15.00/lb cobalt; $1.20/lb zinc and plant recoveries for copper, cobalt and zinc of 91.2%, 78.5% and 65.5%, respectively); and

  an allowance for voids in old workings and recovery of “retaque”, or previously mined material, was made in terms of both recovery and density.

Underground mining trials to test equipment, working methods and geotechnical ground responses to the chosen method were undertaken in several trials in the years 2005 to 2010 under the supervision of Australian Mine Design and Development Pty Ltd. (“AMDAD”), AAI and MMB. These tests confirmed the suitability of the proposed continuous mining method and provided valuable field data and information concerning ground behavior during mining and methods of ground support.

During 2012, MMB engaged SRK to produce an updated mine plan for the Boleo project based on the updated resource and reserve. The revised mine plan will be included in the updated NI 43-101 Technical Report on the Boleo Project currently being prepared by SRK Consulting.

Please note that all information pertaining to the following items can be found the March 2010 Technical Report filed under the Company’s profile on SEDAR at www.sedar.com.

Research and Development, Patents and Licenses

On December 6, 2008, the Board of Directors of Baja approved the transfer of intellectual property from Terra Gaia Environmental to the Company. The intellectual property pertains to patents for the treatment of electric arc furnace dust. The Company did not move forward with any work related to the Terra Gaia patents, except to keep them current and in good standing.

ITEM 4	RISK FACTORS

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

The Company’s failure to successfully address the risks and uncertainties described below would have a material adverse effect on Baja’s business, financial condition and/or results of operations, and the trading price of Baja’s common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect Baja’s business.

Estimates of mineralized material are inherently forward-looking statements and subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Certain descriptions or information relating to the Boleo Project in connection with risk factors described herein are based in part upon information set out in the March 2010 Technical Report. The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

MMB remains in an Event of Default

During the quarter ended June 30, 2012, the Company determined at that time that the cost to construct the Boleo Project could be as high as $1,667 million, which significantly exceeded MMB’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million). As the Company was unable to finance the funding shortfall within 60 days and, as of the date of this AIF, a final agreement has not yet been reached between MMB and the remaining 2010 Project Financing Lenders (which no longer include US EXIM), MMB is in an Event of Default as defined in MMB’s senior lending agreements. Should an extension not be agreed to the latest standstill agreement that expired on March 31, 2013 or should MMB remain in an Event of Default at the expiration of any subsequent standstill agreement, as a result of this (or any other arising) defaults, the remaining 2010 Project Financing Lenders may exercise any combination of the following remedies available to the lender group:

  cancelling their total lending commitments available to MMB;

  declaring that all or part of the loans, together with accrued interest, be immediately due and payable;

  declaring that all or part of their loans be payable on demand;

  terminating or closing out MMB’s copper hedging contracts; and

  exercising any other rights or remedies available to the senior lenders when a default is continuing.

While the Company has been informed by MMB that as of the date of this AIF, KORES and MMB are currently negotiating with the remaining 2010 Project Financing Lenders to extend the standstill agreement that expired on March 31, 2013, there can be no assurance that an agreement to extend the standstill arrangement beyond March 31, 2013 will be reached.

The Company no longer controls MMB

On July 26, 2012, the Consortium agreed to a potential funding solution for the forecasted cost overruns at the Project (the “Consortium Financing”) pursuant to which on August 27, 2012, the Consortium completed the $90 million Phase I Funding contribution to MMB and the Company’s interest in MMB was decreased from 70% to 49%. At that time, the transition of control and management responsibility over MMB from Baja to the Consortium was initiated and the Consortium acquired the right to implement certain amendments to the current Shareholder Agreement between Baja and the Consortium, expanding the power of the Consortium to manage the business of MMB and limiting Baja’s rights. The Company is no longer the operator of the Project and the ultimate nature of the Company’s participation and role in the future operations and strategic decision making of the Project is uncertain at this time.

The Consortium has no previous operational experience at the Boleo Project. It is uncertain whether MMB will be able to obtain the services of the personnel it requires to advance successfully the Project or manage the transition of control of MMB and the Project.

Baja no longer has complete and timely access to material or relevant information concerning MMB and the Boleo Project

As the Company no longer controls MMB or is the operator of the Boleo Project, the Company is dependent on MMB providing the Company with relevant and accurate technical and financial information regarding MMB and the Boleo Project (“Material Information”) for it to ensure that its shareholders and the markets are appropriately informed and updated in accordance with the Company’s continuous reporting and other regulatory requirements. As the members of the Consortium and KORES may have differing internal and/or external informational reporting requirements, the Company may not always have, or be granted access to, on a timely basis, all Material Information. While the Company is working with MMB and KORES to ensure that it receives timely access to all such Material Information the Company may not receive or be aware of such Material Information to enable it to disclose to its shareholders and the markets on a timely and complete basis.

The Company may be unable to continue as a going concern

The Company’s interest in MMB is its principal asset. The Company’s market capitalization has declined to below $20 million.

The latest of several standstill agreements with MMB’s senior lenders expired on March 31, 2013. KORES and MMB continue to work with the 2010 Project Financing Lenders (which no longer include US EXIM) to renegotiate and reactivate the remaining 2010 Project Financing facilities. KORES and MMB are negotiating with the remaining 2010 Project Financing Lenders a further extension to the standstill agreement, which has not yet been agreed. Should the Consortium not complete the Phase II Funding Requirement or extend the further necessary funding to MMB should the Phase II Funding Requirement not be sufficient to complete the Boleo Project and/or an agreement is not reached with the remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB. Should MMB deplete its available funds, it may be forced to implement an orderly shut-down drawing upon $20 million maintained by it in a restricted intermediary cash account for this purpose. As the Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee, the insolvency of MMB would result in the 2010 Project Financing Lenders calling on the guarantees, which would result in the insolvency of the Company. As at December 31, 2012, MMB had drawn $233.3 million against the 2010 Project Financing.

In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at December 31, 2012, the hedge liability reported by MMB was $46.3 million.

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following: (i) the Phase II Funding Requirement as committed by KORES on behalf of the Consortium being completed; (ii) the continued support of the remaining 2010 Project Financing Lenders in choosing not to exercise any remedies available to them under the Event of Default; (iii) the renewal of the standstill agreement that expired on March 31, 2013 and/or the reinstatement or replacement of the remaining 2010 Project Financing; (iv) completion of development of the Boleo Project; (v) establishing profitable operations.

In addition, should the Company be required to repay to the Consortium the refundable manganese deposit liability of $10 million, it currently has insufficient funds available to settle this liability (see note 13 in the Company’s Consolidated Financial Statements for the year ended December 31, 2012 (the “Consolidated Financial Statements”).

The success of these factors above cannot be assured, and accordingly there is substantial doubt about the Company’s ability to continue as a going concern.

Consortium Financing Uncertainties

The latest of several standstill agreements with MMB’s 2010 Project Financing Lenders (which no longer includes US EXIM) expired on March 31, 2013. KORES and MMB are negotiating with the remaining 2010 Project Financing Lenders a further extension to the standstill agreement, which has not yet been agreed. In addition, KORES and MMB continue to work with the remaining 2010 Project Financing Lenders to renegotiate and reactivate the remaining 2010 Project Financing facilities. Should KORES not complete the Phase II Funding Requirement or extend the further necessary funding to MMB should the Phase II Funding Requirement not be sufficient to complete the Boleo Project and/or an agreement is not reached with the remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB. Should MMB deplete its available funds, it may be forced to implement an orderly shut-down, thereby drawing upon $20 million maintained by it in a restricted intermediary cash account for this purpose.

As the Company has provided a proportionate (70%) guarantee in respect of MMB’s 2010 Project Financing and a proportionate (70%) economic completion guarantee, the insolvency of MMB would result in the lenders calling on the guarantees, which would result in the insolvency of the Company.

Further Dilution Consequences of the Consortium Financing

Further funding under the Phase II Funding Requirement will result in a further dilution of Baja’s interest in MMB. If Baja is unable to contribute, Baja’s interest in MMB will be further diluted from 26.2% to 10%. If the total costs to complete the Project exceed the Phase II Funding Requirement and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB (or such percentage ownership pursuant to any participation in Phase II) will be further diluted according to a dilution formula to be negotiated.

Even if Baja is able to participate in the Phase II Funding Requirement, the additional interest which it will be able to retain in MMB will be limited. Assuming KORES has completed the Phase II Funding Requirement, if Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage calculated by multiplying 39% (the percentage of MMB represented by 100% of the Phase II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement. As an illustration, if Baja fully exercised its Phase II participation right, it would require approximately $341 million to retain the maximum 40% interest in MMB, at which it is capped. Under the terms of the Consortium Financing, Baja is able to attempt to raise funds for Phase II participation only by way of a non-backstopped rights offering, so expects to have limited if any funds to exercise its Phase II participation right.

The Commercial Banks’ cost overrun facility was terminated, thereby lending doubt as to the availability of the Louis Dreyfus cost overrun facility to cover the Company’s previously committed portion of the Project cost overrun, both which may give rise to further dilution of ownership in MMB

Under the terms of the Louis Dreyfus cost overrun facility, a draw on the facility is only possible if there is a simultaneous, pro rata draw on the Commercial Banks cost overrun facility. During the quarter ended December 31, 2012, the Commercial Banks exercised their right to terminate the Commercial Banks cost overrun facility. As such, a draw on the Louis Dreyfus $35 million cost overrun facility is now very unlikely.

As a result, the Company may be required to find an alternative source of funding for the Project to replace the Louis Dreyfus cost overrun facility or its shareholding in MMB may be further diluted below 10% (or such percentage ownership pursuant to any participation in the Phase II Funding Requirement) in accordance with the terms of the Consortium Financing.

Should the commercial banks choose not to renegotiate the facility pending a decision to reactivate their participation otherwise in the 2010 Project Financing, there can be no assurance that KORES will ultimately fund the $50 million shortfall and that Baja’s ownership in MMB will not be further diluted as a consequence, or certainty as to what terms such funding would be extended to MMB and whether or not such terms will be commercially reasonable.

The refundable manganese deposit liability may become payable

The Company has a refundable deposit liability of $10 million from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made by MMB not to produce manganese from the Project by the economic completion date of the project. Alternatively, additional consideration of $13 million may be paid to the Company by the Consortium upon a positive decision related to the production of manganese.

As it no longer controls MMB, the Company anticipates that it will lose its ability to direct the manganese developments through the Manganese Action Committee, a technical committee chartered by the board of MMB. The interests of the Consortium and MMB may be not be aligned to those of the Company and MMB may elect not to support ongoing development and expenditures directed towards the feasibility of the manganese project, in which case the Company may be required to refund the deposit liability to the Consortium.

Ongoing and potential future litigation and regulatory investigations

Following the Company’s announcement of the forecast Project cost overruns on April 23, 2012, the Company has become subject to legal proceedings and litigation, including a class action lawsuit initiated by a shareholder seeking among other relief, damages in the amount of Cdn$250 million. In general, litigation claims can be expensive and time consuming to bring or defend against and could result in settlements or damages that could significantly affect the Company’s financial position. The Company intends to contest any such litigation claims to the extent of any available defenses. However, it is not possible to predict the final outcome of any current litigation, additional litigation or regulatory investigations to which the Company may become party or subject to in the future, and the impact of any such litigation or regulatory investigations on its business, results of operations and financial condition could be material. More information can be found under Item 8: Legal Proceedings and Regulatory Actions.

Baja’s business currently depends on a single property and there is no assurance that MMB will successfully place it into production

The Company’s principal asset is its interest in MMB whose only mineral property is the Boleo Project. If MMB successfully develops the Project, unless Baja acquires additional properties or projects, or MMB discovers additional deposits at Boleo, the Company will be solely dependent upon a single mine operation for its revenue and profits, if any. The Company can provide no assurance that it will acquire additional properties or projects or MMB will establish any further reserves or successfully develop any mining operations at the Project.

The Company and MMB have no history of generating revenues from operations; the Company may never generate any revenues from operations

MMB currently has no commercial production at Boleo, and the Company and MMB have never recorded any revenues from mining operations. The Company expects to continue to incur losses, and will continue to do so until such time, if ever, as the Project commences commercial production and generates sufficient cash flows to support the distribution of cash to the Company to continue operations, or the Company develops an alternative project opportunity.

The development of mining operations at Boleo will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as we add, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development; the results of consultants’ analyses and recommendations; the rate at which operating losses are incurred; the execution of any joint venture agreements with strategic partners; the acquisition of additional properties, if any; and other factors, many of which are beyond the Company’s and MMB’s control. MMB, and therefore the Company, may never generate any revenues or achieve profitability from the Boleo Project.

As a holding company, Baja’s ability to make payments depends on the cash flows of its subsidiaries

Baja is a holding company that conducts substantially all of its operations through subsidiaries. Baja has no direct operations and no significant assets other than the shares of its subsidiaries. Therefore, Baja is dependent on the cash flows of its subsidiaries to meet its obligations, including payment of principal and interest on any debt Baja incurs or has guaranteed, including the 2010 Project Financing. The Company no longer controls MMB or the Boleo Project and therefore is not in control of decisions relating to dividends or other distributions to MMB shareholders of excess cash flows, if any, that may be generated by the Project. Currently, the shareholder agreement between the Consortium and the Company does not set out any dividend policy, and there is no assurance that any future agreement on dividend policy will be reached between the parties when the shareholder agreement is renegotiated to reflect adjustments pursuant to the Consortium Financing. The Consortium may choose to reinvest any excess cash flows generated by the Boleo Project into the Project, or opt for MMB to invest in further projects. There can be no assurance that the Company will generate any cash flow from its investment in the Project.

The ability of Baja’s subsidiaries to provide it with payments may be constrained by the following factors: (i) the cash flows generated by operations, investment activities and financing activities; (ii) the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which they operate; and (iii) the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated. In particular, the financing agreements entered into in connection with the 2010 Project Financing prohibit MMB from paying dividends or making distributions to shareholders until economic completion of Boleo.

If Baja is unable to receive sufficient cash from its subsidiaries, it may be required to refinance its indebtedness, raise funds in a public or private equity or debt offering or sell some or all of its assets. Baja can provide no assurances that an offering of its debt or equity or a refinancing of its debt can or will be completed on satisfactory terms or that it would be sufficient to enable it to make payment with respect to its debt. The foregoing events could have an adverse impact on Baja’s future cash flows, earnings, results of operations and financial condition.

The Company may never declare dividends

The Company has never declared or paid dividends on the common shares of Baja. The Company currently expects to retain earnings, if any, to finance growth and development of its business, and does not expect to pay cash dividends on the common shares in the near future. Under the terms of the senior debt facility agreements, payment of dividends on the common shares of the Company is restricted until the economic completion of the Boleo Project. However, thereafter the declaration of dividends will be within the discretion of the Company’s board of directors and will depend upon the board’s assessment of the Company’s earnings, capital requirements, operating and financial conditions and other relevant factors, including the commencement of profitable operations at the Boleo Project and the prospect for interest income or other distributions of earnings from the Project.

The Project may face mining difficulties

The Project represents a predominantly soft-rock, underground ore-body, spread amongst seven flat-lying ore beds (or “mantos”). MMB was planning to apply a mechanized room-and-pillar mining method for most of the mining, utilizing a fleet of continuous miners, mobile roof support and mobile haulage equipment for the purpose of advance and retreat mining.

However, underground, soft-rock mining presents a number of significant challenges including (but not limited to) safe and efficient ground control, geotechnical complexities aggravated by the presence of historic underground mine excavations (some filled and some unfilled), attracting and retaining suitably skilled personnel, operating specialized mining equipment and associated maintenance support.

MMB has engaged SRK to evaluate potential alternative mine plans, including increasing the proportion of open pit mine production. There is no assurance that MMB will be able to achieve the production levels required to ensure the economic viability of the Project.

Capital and operating costs may exceed latest estimates

In July 2012, the Company and MMB engaged the mining consulting firm, SRK Consulting, to conduct a complete review of the Boleo Project and to prepare an updated NI 43-101 compliant technical report. The updated technical report has not yet been completed.

However, the capital costs of the Project as set out therein may exceed the Company’s and MMB’s latest estimates. In addition, any such estimate of capital costs to be set out in the updated technical report will be subject to a number of estimates, including, but not limited to, the prices of equipment, construction materials and key consumables, including steel and fuel, as well as to changes in scope and design and the construction schedule. Project costs may be impacted by and unanticipated further delays and inefficiencies attributable to MMB’s funding challenges.

The Project could prove to be uneconomic for commercial operations should the capital and operating costs of the Project as set out in the updated technical report significantly increase beyond the latest estimates.

Baja will disclose the findings of the summary report, in a news release when it becomes available. SRK will deliver and the Company will file the final NI 43-101 compliant technical report within 45 days of that announcement.

The Project has a history of cost inflation and may prove to be uneconomic for commercial operations

As set out in the March 2010 Technical Report, MMB has identified in excess of 70 million tonnes of proven and probable reserves (under NI 43-101 and SEC Industry Guide 7 standards) on the Boleo Project. Updated reserve and resource figures will be set out in the updated technical report on the Boleo Project currently being prepared by SRK Consulting upon its completion. The Company completed the DFS on the Boleo Project in May 2007 and commenced (in late 2007) preliminary construction (ground preparation and some infrastructure) of a mine and hydrometallurgical complex from which MMB expect to produce high purity copper and cobalt metal, zinc sulphate monohydrate and possibly manganese carbonate or metal. Whether the Project will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; reagent costs (particularly the price of sulphur, which has fluctuated dramatically in the past few years); and government regulations, including those relating to prices, taxes, royalties (currently there are no royalties against the Project), land tenure, land use, importing and exporting of minerals, and environmental protection.

The Company re-calculated the estimated capital costs for Boleo in late 2007 and early 2008, and published a revised estimate in April 2008 of $872 million (neither estimate included cost of capital, cost overrun facilities, or pre-production interest) and the Project remained economic. The capital cost increase was primarily due to escalated metal prices and additional expected costs due to equipment, consumables and personnel shortages.

A further estimate was completed and published in the March 2010 Technical Report. The updated capital cost estimate of Boleo published in 2010 projected costs at $889 million (including $92.3 million of contingency) and assumed an $80 million mobile equipment lease. The total cost of the Project, including finance and interest charges, and which was fully funded in 2010, was projected at $1.143 billion. In April 2012, the Company determined that the cost to construct the Project could be as high as $1,667 million, which significantly exceeded MMB’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million).

In May 2012, the Company and MMB engaged the mining consulting firm, SRK Consulting, to conduct an independent review of the Boleo Project. This report was issued in July 2012 following which SRK was engaged to prepare an updated NI 43-101 compliant technical report to provide an updated estimate of the capital and operating costs for the Boleo Project. The updated technical report has not yet been completed.

Retention and attraction of key management, construction and operational personnel

The mining industry is competitive in all of its phases, including recruiting qualified personnel .The Company and MMB face strong competition from other mining companies in talent identification, recruitment and retention. Many competitors have greater financial resources, operational experience and technical capabilities than Baja and MMB. As a result of this competition, the Company and MMB may have difficulty attracting and retaining key employees and management through the balance of construction and into operations at the Project. In addition, pressures to complete construction on schedule while competing for staff in a globally competitive environment can in turn require the employment of less qualified employees that require additional training.

The Company and MMB are dependent upon its key management personnel. The Company’s ability to provide management services is limited by the number of personnel that have been retained. Key management personnel at MMB are responsible for developing and operating the Project, exploration, mine and plant design, human resources and financing strategies. The further loss of the services of key management personnel at MMB or the inability to replace personnel could have further material adverse effects on the Project.

MMB’s liquidity concerns and funding shortfall caused considerable uncertainty. Following the onset of the liquidity crisis, the Company and MMB experienced loss of key operational personnel at a manager level or higher, and other management initiated their transition to MMB. There can be no assurance that the Company or MMB will be able to retain its key management personnel and that the Company is able to attract suitable replacements to help support any strategy that may be adopted by the Board to refocus the business in a particular direction.

The Company may not be able to maintain a listing of its common shares on the TSX

As a result of the developments which have taken place since the forecast cost overruns were announced on April 23, 2012 – most notably the Consortium Financing and its reduction of the interest which the Company holds in MMB and the Project – the Company may not be able to maintain a listing of its common shares on the TSX. In this event, the Company proposes to seek a listing of its shares on the TSX Venture Exchange, but it is uncertain if the Company will meet the listing requirements of this exchange. If the Company is unable to maintain the listing of its common shares on an exchange, it will make it difficult for shareholders to sell their shares. As the Company’s common shares have been registered in the United States under the United States Securities Exchange Act of 1934, as amended, the Company will continue to be required to comply with ongoing reporting obligations under the rules and regulations of the United States Securities and Exchange Commission applicable to a foreign private issuer.

The price of Baja’s securities, the ability to raise any additional financing that may be needed in the future and the results of any future exploration or development activities may be adversely affected by fluctuations in copper and other metal prices

The value and price of Baja’s common shares, its financial results, and the results of its exploration activities may be significantly adversely affected by declines in the price of copper and other metals. Copper and cobalt prices fluctuate widely and are affected by numerous factors beyond its control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of copper and cobalt producing countries throughout the world. The price for copper and cobalt fluctuates in response to many factors beyond anyone’s ability to predict. These fluctuations if adverse either individually or cumulatively could render the Project or any other future project uneconomic, or if placed into commercial production could cause fluctuations in earnings including possible reductions in revenues, net income and possible losses.

The prices used in determining resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, although it affects the resultant cash flow, if any, and may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary, to retain staff, to maintain social license to operate or to defer permanent closure costs.

Reserve calculations and life-of-mine plans using significantly lower copper and other metal prices than utilized in the March 2010 Technical Report or to be utilized in the SRK Report and subsequent capital updates could result in material write-downs of the Company’s investment in the Project.

In addition to adversely affecting MMB’s mineralized material estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. The need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Baja may experience difficulties with its Boleo partners

Baja has transferred control of MMB and the Boleo Project to the Consortium and is no longer the operator of the Project. The Company and the Consortium continue to progress matters in connection with the change of control and renegotiation of MMB’s 2010 Project Financing as contemplated in the Consortium Financing. The Consortium acquired the right to implement certain amendments to the current shareholders’ agreement between Baja and the Consortium governing the rights of the shareholders of MMB (the “Shareholders’ Agreement”), expanding the power of the Consortium to manage the business of MMB and limiting Baja’s rights. As at the date of this AIF, changes to the Shareholders’ Agreement have not yet been proposed or agreed, subjecting the Company to potential risks including disagreements with the Consortium regarding the nature of the changes to be reflected in the Shareholders’ Agreement, which may impact upon the Company’s various rights and protections as a non-controlling partner.

As a non-controlling partner, Baja is subject to the risks normally associated with such arrangements. These risks include disagreement with a partner on how to develop, operate and finance a project and possible litigation between Baja and any partner regarding contractual arrangements. Such circumstances may have an adverse effect on the Company’s relationship with the Consortium and its ability to maximize any financial returns to Baja shareholders from the Boleo.

Changes in the Board and management

Following the onset of the liquidity crisis, the Company’s Board of Directors (the “Board”) and management underwent significant changes during the second and third quarters of 2012. More information can be found under Item 2: Directors, Officers and Staff. These Board and management changes over the course of only a few months present potential issues with continuity, and further Board and management changes may occur.

Any failure by the Company’s Interim CEO, any successor CEO or other member of senior management, or the Company’s management team to perform as expected may have a material adverse effect on Company’s business, results of operations and financial condition.

Baja is subject to foreign currency risk

The Company operates internationally with offices and operations in Canada and Luxembourg, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A portion of the Company’s expenses are incurred in US dollars and to a lesser extent other foreign currencies.

A significant change in the currency exchange rate between the US dollar and the Canadian dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. The functional currency of Baja is the Canadian dollar, thus significant foreign exchange gains or losses may arise in converting Baja’s US dollar-based investment in the Boleo Project to Canadian dollars. In addition, a portion of the expenditures of the Boleo Project are based in Mexican pesos and therefore significant changes in the currency exchange rate between the US dollar and Mexican peso may have an effect on the reported associate results of operations and therefore the Company’s results of operations.

Accuracy of Mineral Reserve and Resource Estimates

The calculations of amounts of mineralized material are estimates only. Actual recoveries of copper or other metals or concentrates from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, dilution, ore loss, ground conditions, stripping ratio, or the price of the saleable commodities may affect the economic viability of the Project.

Until a previously un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and operating costs. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by surface mining techniques may affect the economic viability of the Project.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details such as continuity and localized faulting that have not been identified or correctly appreciated at the current level of delineation. These result in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

MMB may not be able to obtain permits in order to develop the Project

All phases of MMB’s operations are subject to permitting and environmental regulation in the various jurisdictions (federal, state and local) in which it operates. Permitting and environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. MMB received approval for the EIM and a land use permit from SEMARNAT in 2006. There remain numerous conditions under the EIM that must be met by the MMB. Although MMB has obtained all of the main permits necessary to develop the Project, these permits may be subject to future amendments to legal requirements and regulations which may demand additional work in order to meet any revised requirements and to maintain these permits. In addition, there are procedural licenses that may be required by MMB (including the construction license for the tailings storage facility currently in process) and there can be no assurance that these procedural permits will be granted on a timely basis or at all. No assurance can be given that changes to the environmental laws or regulations affecting the Project or MMB will not be enacted.

The Project may yield lower metallurgical recoveries under actual conditions than are currently estimated

While the metallurgical process that will be used at the Project has been successfully tested at two pilot plants as part of the DFS, and although key aspects of the process are successfully used by over 20 different process plants globally, the metallurgical process has not been operated at a commercial scale at the Project. As a result, actual metallurgical recoveries may be materially different from those obtained in the test stage. Recoveries lower than expected could influence the viability of the Project.

The Company’s property and exploration activities are subject to geologic uncertainty and inherent variability

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details such as continuity and localized faulting that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

MMB faces substantial decommissioning and reclamation costs which may be difficult to predict accurately

MMB is required to establish a decommissioning and reclamation plan in respect of the Boleo Project. Provision must be made for the cost of decommissioning and reclamation. MMB currently estimates that the costs of reclamation and closure of the Boleo Project over its life will be $50 million. However, this is merely an estimate and is subject to change. MMB cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If MMB is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on MMB’s future cash flows, earnings, results of operations and financial condition.

The Project is located in Mexico and is subject to country risks that may affect MMB’s ability to complete development work on the Project

All of MMB’s mineral activities are conducted in Mexico. MMB’s activities will be exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization, possible future restrictions on foreign exchange and repatriation, changes in taxation, labour and mining regulations and policies, and changing political conditions, currency controls, and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

Changes, if any, in mining or investment policies, or shifts in political attitude in Mexico, may adversely affect MMB’s operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications, and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted, and could have an adverse effect on MMB’s operations or future profitability.

MMB is subject to numerous government regulations which could cause delays in its exploration and development of the Project and increase costs related to the business

MMB’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could substantially increase the costs associated with the business or prevent us from exploring or developing MMB’s properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on MMB and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development of new mining properties.

Exploration, development, mining and milling involve a high degree of risk

MMB’s current operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, unstable ground conditions, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, are subject to various hazards, including, without limitation, fire, equipment breakdown, failure of containment structures (for reagents and process streams) and dam breach around tailings disposal areas. Such failures may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. Various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. If these issues are not addressed, unforeseen difficulties may occur in planned operations, reducing production and/or increasing costs.

The Project is located in the buffer zone of natural protected area which affects permitting

The Project is located within the buffer zone of El Vizcaíno. Natural protected areas are geographical zones that, due to their environmental characteristics, are designated by law to conservation purposes. The management plan established by Mexican authorities for El Vizcaino allows the execution of new mining operations. MMB has entered into an agreement with CONANP that grants it the authority to develop and operate a mine in El Vizcaíno, and has made all promised payments under such agreement. Due to the proximity of El Vizcaíno to the Project, MMB will be under a high level of scrutiny and may require additional permits if significant changes to the operation are required. Future funding for the biosphere may also impact the cost of operating the Boleo Project.

MMB’s hedge program provides protection over commodity price risk both through construction and in operations, but if not settled it could generate a liability for the Company

The value of the Boleo Project is related to the short- and long-term price of copper, cobalt, zinc sulphate and possibly manganese. The price of copper has historically fluctuated widely, and is affected by numerous factors outside of MMB’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors. MMB’s hedge program secures a “band” of prices (from $2.40 to $3.97 per pound) for 50% of the Project’s anticipated copper production during 2014, 2015 and 2016. At the same time, the hedge program may give rise to significant fluctuation in MMB’s earnings (losses) as MMB is required to mark the hedge instruments to market at every reporting date. In the event of non-production, the derivative liability as recognized on MMB’s balance sheet will actualize.

Under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at December 31, 2012, the hedge liability reported by MMB was $46.2 million.

A shortage of equipment and supplies could adversely affect MMB’s ability to operate its business

MMB is dependent on various supplies and equipment to carry out mine and development operations. The procurement of mining equipment and consumables are currently subject to supply restrictions and competition for available resources. This has had an adverse effect on lead times and pricing. The shortage of or delays in such supplies, equipment or parts could have a material adverse effect on MMB’s ability to carry out its operations and therefore limit or increase the cost of production and could potentially have an adverse effect on its revenues and profitability.

Relations with workers and unions at the Project may change and affect the development of the Project

Hiring, training and maintaining a work force is imperative to ramping up production and staying on schedule at the Project. As previously mentioned, the sourcing and hiring of qualified employees and key management is a challenge. In addition, maintaining a relationship with the union and workforce is imperative for the success of the Project. Moderate unions currently representing workers on site could be replaced with more militant unions if the Company fails to adequately manage industrial relations. Should MMB’s relationship with its union and workforce deteriorate, it could be subject to labour disruptions, absenteeism, strikes and work stoppage that could materially affect production rates and ultimately cash flow and profitability.

During the construction and development phase MMB is heavily reliant upon its contractors

During the development of large scale projects such as Boleo, companies are often measured and evaluated by the behaviour and performance of their representatives, including in large part their contractors. Sound judgment, safe work practices and ethical behaviour is expected of contractors both on and off-site. Any work disruptions, labour disputes, regulatory breach or irresponsible behaviour of MMB’s contractors could reflect poorly on MMB and could lead to loss of social license, delays in production and schedule, unsafe work practices and accidents and reputational harm.

Loss of social license and damage to MMB’s reputation could damage the ability of MMB to complete construction of, and operate at, the Project

Mining companies often face close scrutiny by different stakeholders, including local, state, federal government agencies, environmental groups, civil organizations, local townspeople and unions. Negative and misleading information, negative speculation, inappropriate behaviour by an individual employee or contractors, or any negative claim regarding MMB’s behaviour can lead to a loss of social license which in turn could jeopardize MMB’s ability to continue to develop the Project.

The increase in activity in the adjacent town of Santa Rosalía could also shed a negative light on MMB. Prior to MMB re-opening the mine the town existed in a dormant state, surviving off of its fishing industry and a small tourist industry. The town has seen an increase in population in the recent years. The development and operation of a project the size of Boleo causes increases to the population and necessary infrastructure in towns surrounding the project and such increased pressure can, if not addressed properly, cause unrest in the town. MMB makes every effort to partner with stakeholders to identify and address issues in a proactive manner.

MMB’s title to its properties may be subject to other claims

There is no guarantee that title to MMB’s properties will not be challenged or impugned. MMB’s mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people, and title may be affected by undetected defects. There may be valid challenges to the title of MMB’s properties which, if successful, could impair development and/or operations. There are currently no known or threatened challenges to MMB’s title to the Project of which Baja’s is aware.

General economic conditions may affect the ability of MMB to complete and operate the Boleo Project as well as develop other opportunities

In recent years financial conditions have been characterized by volatility. The ongoing US and European debt crisis against the backdrop of the unprecedented events that occurred in 2008/2009 in global financial markets, have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the financial market turmoil to date have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect MMB and Company’s growth and profitability. Specifically:

  the volatility of the copper price may impact the MMB and the Company’s future revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

  the devaluation and volatility of global stock markets impacts the valuation of the Company’s equity securities, which may impact its ability to raise funds through the issuance of equity should it be required in the future.

These factors could have a material adverse effect on the Company’s financial condition and results of operations and may impact the Company’s ability to obtain equity or debt financing in the future, or the terms on which such financing, if any, may be available to the Company.

Baja does not insure against all risks

MMB and Baja’s insurance will not cover all the potential risks associated with a mining company’s operations. MMB and Baja may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to MMB, Baja or to other companies in the mining industry on acceptable terms. MMB and/or Baja might also become subject to liability for pollution or other hazards which may not be insured against or which MMB and/or Baja may elect not to insure against because of premium costs or other reasons. Losses from these events may cause MMB and/or Baja to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

The Company believes it is a passive foreign investment company, which may have possible adverse tax consequences for U.S. investors

Baja’s management believes Baja was a "passive foreign investment company" ("PFIC") during the year ended December 31, 2012, and will be during the fiscal year ending December 31, 2013, which may have material adverse tax consequences on U.S. taxpayers. If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on our common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Baja’s net capital gain and ordinary earnings for any year in which Baja is a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. shareholders should be aware that there can be no assurance that Baja will satisfy record keeping requirements that apply to a qualified electing fund, or that Baja will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF election rules, in the event that Baja is a PFIC and a U.S. shareholder wishes to make a QEF election. Thus, U.S. shareholders may not be able to make a QEF election with respect to their common shares. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

Broker-dealers may be discouraged from effecting transactions in Baja’s shares because they are considered a penny stock and are subject to the penny stock rules

Baja’s stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Baja’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade Baja’s securities. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock.

Investors may be unable to enforce U.S. judgments against the Company or its officers and directors

Baja is incorporated under the laws of the Province of British Columbia, Canada. All of the Company's directors are resident in Canada with the exception of one director who is resident in Costa Rica. Consequently, it may be difficult for U.S. investors to affect service of process within the U.S. upon Baja or upon those directors or officers who are not residents of the U.S, or to realize in the United States upon judgments of United States courts, including those predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.

Definitional standards for reporting mineralized material differ between U.S. reporting standards and the Canadian standards used in this AIF

We use the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" in this AIF and in the documents incorporated by reference herein to comply with reporting standards in Canada. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. While we have converted a portion of these resources to proven and probable reserves under SEC Industry Guide 7 reserves, U.S. investors are cautioned not to assume that any part or all of the additional mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of a feasibility study or other economic evaluations. Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this AIF or in the documents incorporated by reference herein is economically or legally mineable. See "Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards" above.

As a foreign private issuer, Baja’s shareholders may have less complete and timely data

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in Baja’s securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in its securities. The Company does, and its insiders do, make all necessary filings in Canada to provide timely, factual and transparent disclosure.

Evaluation of internal controls over financial reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), the Company’s internal control over financial reporting have been reviewed and a report on same has been provided to management for the 2012 fiscal year. Such report contains, among other matters, an assessment of the effectiveness of the Company’s internal control over financial reporting, including a statement as to whether or not its internal control over financial reporting is effective. The Company is also required to obtain an auditor’s attestation on the effectiveness of its internal control over financial reporting under Section 404 of SOX, for any year that it qualifies as an accelerated filer or large accelerated filer under United States securities laws. Baja’s annual audited consolidated financial statements contain an attestation report on the effectiveness of such internal controls by the Company independent auditors and in respect of the fiscal year ended 2012 such report makes reference to a material control weakness identified in the Company’s financial reporting process relating to accounting for significant non-routine transactions. As a result of the material weakness, the Company’s independent auditors were not able to attest that the Company’s internal control of financial reporting was effective as of the end of the period reported.

Management has concluded, and the audit committee has agreed, that taking into account the unusual and non-recurring nature of the circumstances exposing the material weakness, and given the reorganization of the Company’s present operations, the Company does not have sufficient size and scale, or the necessity, to warrant the hiring of additional staff to address the weakness at this time. Should such unusual, one-off circumstances or transaction occur in the future, management would consider the need to retain appropriate external expertise.

In addition, in future years during the auditor’s evaluation and testing process, if required, they may identify one or more additional material weaknesses in the Company’s internal control, with the result that they would be unable to attest that such internal control is effective.

As a result of the Company’s auditors being unable to attest to the effectiveness of the Company’s internal control at the end of 2012 or if the Company’s auditors are unable to attest to the effectiveness of the Company’s internal control in the future, the Company could lose investor confidence in the accuracy and completeness of its financial reports, which would have a material adverse effect on the Company’s stock price.

Failure to comply with Section 404 of SOX may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on its board of directors, on committees of its board of directors, or as executive officers.

ITEM 5	DESCRIPTION OF SHARE CAPITAL

The Company’s share capital consists of an unlimited number of common shares without par value. The special resolution authorizing this change in authorized capital was passed by directors’ resolution on March 13, 2006, and was filed with the registrar of companies and became effective on August 9, 2006.

The Company has only one class of shares. As of the date of this AIF, the Company had 340,213,025 common shares without par value issued and outstanding as fully paid and non-assessable. The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of the Company available for distribution to shareholders in the event of liquidation, dissolution or winding-up. There are no pre-emptive, conversion or redemption rights attached to the common shares.

The Company currently has a number of previously-issued common share purchase warrants outstanding, as set out below.

Outstanding Classes of Securities

Warrants

As of the date of this AIF, the Company has a total of 7,408,727 share purchase warrants outstanding with an exercise price of $1.38 exercisable in the event that the Louis Dreyfus cost overrun facility is not drawn. None of these outstanding warrants trade on any stock exchange.

Stock Options

As of the date of this AIF, the Company has a total of 10,710,000 stock options granted and outstanding with prices ranging from $0.40 to $1.17. Expiry dates range from May 2013 to June 2016.

Issued Capital Totals

Issued and Outstanding Shares (at the date of this AIF): 340,213,025
The total fully diluted capital of the Company (as of the date of this AIF): 358,331,752

ITEM 6	MARKET FOR SECURITIES

Classes and markets for all securities of the Company in 2012 were as follows:

Table 4: Classes and Markets for Securities of Baja
Class of security	Name of market	Trading symbol	Date of listing
Common shares	Toronto Stock Exchange	BAJ[1]	February 7, 2007
Common shares	Frankfurt Stock Exchange[2]	B1Y	March 3, 2006
Common Shares	OTCQX International	BAJFF	September 11, 2009
Common Shares	OTCQB International[3]	BAJFF	December 13, 2012

1.

The Company (under the name Gypsy Resources) listed its common shares on the Vancouver Stock Exchange on February 15, 1988. The VSE became the Canadian Venture Exchange and then later the Toronto Stock Exchange – Venture Exchange. The Company was formerly called “First Goldwater Resources Inc.” and traded under the symbol “FGW” as at November 13, 2002. The name and symbol change from First Goldwater Resources/FGW to Baja Mining Corp/BAJ became effective on July 20, 2004. On February 7, 2007, the Company de-listed both its common shares and 2004 Warrants from the TSX Venture Exchange and graduated both classes of securities to the Toronto Stock Exchange. The trading symbol for the common shares, BAJ, remains the same and the common shares continue to trade on the TSX.

2.	The Company’s common shares are not actively traded on the Frankfurt Exchange.
3.	The Company’s common shares were moved from the OTCQX International to the OTCQB International.

The Company submitted a Form 20-F Registration Statement in the United States in December 2006 and was advised by the SEC that it has cleared all comments related to such Registration Statement. The Registration Statement may be reviewed in its entirety under the Company’s profile under the SEC website at www.sec.gov/edgar.shtml.

The Registration Statement registers the Company’s common shares under the Securities Act of 1933, as amended, and renders the shares eligible for listing in the United States. The Company’s common shares are not currently listed for trading on any exchange in the United States as of yet.

Common Shares

The following tables summarize the trading history of the Company's common shares on the TSX for the year ended December 31, 2012:

Table 5: Trading History of the Company’s Common Shares on the TSX (2012)

Month	High	Low	Close	Volume

January 2012	1.02	0.84	0.91	9,431,518
February 2012	1.06	0.89	1.05	8,908,566
March 2012	1.1	0.91	0.96	8,297,712
April 2012	1.04	0.34	0.40	53,570,772
May 2012	0.45	0.17	0.17	22,475,703
June 2012	0.23	0.15	0.20	14,464,406
July 2012	0.20	0.04	0.06	32,114,681
August 2012	0.20	0.05	0.13	51,735,883
September 2012	0.16	0.10	0.10	30,162,201
October 2012	0.13	0.08	0.11	28,780,388
November 2012	0.17	0.10	0.13	37,297,738
December 2012	0.13	0.10	0.11	12,422,341

The Company’s common shares are also traded on the Frankfurt Stock Exchange (Germany) and the OTCQB International (United States).

Prior Sales

During the year ended December 31, 2012, the Company issued the following stock options, which options are not listed or quoted on any marketplace:

Table 6: Prior Sales

Date of Grant/Issuance	Exercise Price per Option	Number of Options Issued
	(Cdn$)
January 27	$0.92	50,000

ITEM 7	DIRECTORS AND OFFICERS

Table 7 below sets forth information about the Company’s directors and executive officers and their respective positions as of the date of this AIF.

Table 7: Directors and Officers

Shares Beneficially Owned Directly Or Indirectly
Name, Address And	Principal Occupation For		Date Of Election
Present Office Held	The Past Five Years		Or Appointment
Wolf Seidler1, 2	Independent Consultant.	Shares: 60,000	May 7, 2012
Independent Director	Former consultant with Argos	Options: 750,000
North Bay, Ontario	Consultants Sarl (2004-2009)

Charles Thomas Ogryzlo	Retired. Former VP Latin	Shares: 100,000	May 7, 2012
Interim CEO, Chairman	America with Ram Power	Options: 1,125,000
Director
San Jose, Costa Rica
Ross Glanville[1,2]	President Ross Glanville &	Shares: 20,000	August 7, 2012
Independent Director	Associates Ltd. and a director	Options: 750,000
North Vancouver, BC	of three other mining
companies

Peter M. Clausi[1,2]	Executive VP of Corporate	Shares: nil	August 7, 2012
Independent Director,	Affairs and General Counsel	Options: nil
Carlisle, ON	of GTA Resources and Mining
Inc.

Nigel Kirkwood	President, NK Financial	Shares: nil	December 27,
Chief Financial Officer &	Services Ltd. since November	Options: nil	2012
Corporate Secretary	2009; Director, Mergers and
Vancouver, BC	Acquisitions, Citigroup,
London, UK from 1999 to
2009.

David Dreisinger	Professor Faculty of Applied	Shares: 450,000	May 17, 2004
Vice President Metallurgy	Science, Department of Metal	Options: 1,250,000
Delta, British Columbia	and Materials Engineering at
University of British
Columbia,

Footnotes:

1.	Denotes a member of the Audit Committee.
2.	Denotes a member of the Governance, Nominating and Compensation Committee.

The number of voting securities of Baja beneficially owned, or controlled or directed, directly or indirectly, by all directors and officers of the Company as a group is 630,000 or approximately 0.2%. The term of office of the directors expires annually at the time of the Company's annual general meeting. The term of office of the officers expires at the discretion of the Company's directors.

Biographies

Directors and Officers

Wolf Seidler, B. Sc. App Sc., P.Eng, ICD.D, Independent Director

Mr. Seidler is a graduate of Queen's University with an honours degree in Mining Engineering and is a member of the Association of Professional Engineers of Ontario, the Institute of Corporate Directors and a life member of the Canadian Institute of Mining and Metallurgy. He is also a graduate of the Institute of Corporate Directors, Directors Education Program.

Mr. Seidler has more than forty years’ experience in the Canadian and international mining industry as an executive and consultant. This includes executive positions with Inmet Mining Corporation, Normandy LaSource SAS, J.S. Redpath Ltd., as well as senior operating positions with Teck Corporation, Quebec Cartier Mining Company (US Steel) and Gold Fields Mining Corporation. For 5 years he managed, on behalf of the French National Waste Agency (Andra), a 9 country European R&D project related to the deep geological disposal of highly radioactive long-lived waste.

C. Thomas Ogryzlo, P. Eng

Mr. Ogryzlo has over fifty years of world wide experience on mining, energy, and industrial projects. He has been responsible for the development, financing, engineering, construction and operations of projects in many different countries. He holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec, Canada. At the end of 2010 he retired as Vice President – Latin America of Ram Power Corporation a renewable energy producer that owns a producing a 72 MW geothermal power project through its subsidiary Polaris Energy Corp. in Nicaragua built at a capital cost of $450 million. During 2011, Mr. Ogryzlo served as Interim CEO of Aura Minerals Inc. until a permanent replacement could be located. He is currently the Chairman and Interim CEO of Baja Mining Corp.

Mr. Ogryzlo has in the past been President of several producing precious and base metal mining companies, including, Blackhawk Mining, Triton Mining and Cerro Matoso S.A. For many years, he held the position of President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, one of the world's largest engineering contractors. His experience in exploration and development of numerous multi-million dollar mining projects spans the world. During a six year period with Hanna Mining beginning in 1976, he initially directed process development work as project manager and subsequently became President and General Manager, for the Cerro Matoso ferro-nickel project in Colombia for which in 1979 he was instrumental in organizing a US$450 million financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

Over the years, Mr. Ogryzlo has served as a director of more than 20 public companies, including Franco Nevada Mining Corp., Vista Gold, Aura Minerals, Birim Goldfields, Tiomin Resources and Atlas Corp.

Peter M.Clausi, B.A., J.D., Independent Director

Mr. Clausi is an experienced investment banker, litigator and corporate director. A graduate of Osgoode Hall Law School and called to Ontario’s bar in 1990, Mr. Clausi has extensive experience in complex commercial litigation, shareholder rights and corporate finance. Mr. Clausi has been a guest lecturer at three Ontario MBA programs, and was an instructor at the Law Society of Upper Canada’s Bar Admission Course for over ten years. He is Executive Vice President of Corporate Affairs and General Counsel of GTA Resources and Mining Inc.

Ross Glanville, B.A.Sc., P.Eng, MBA, CAMV., Independent Director

Mr. Glanville has over forty years of resource-related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a Director of a number of exploration, development, and mining companies. He is currently a Director of SilverCrest Mines Inc., Clifton Star Resources Inc. and Archon Minerals Limited (each, a TSX-V listed company). Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

Nigel Kirkwood, M.A, CA, Chief Financial Officer, Corporate Secretary

Mr. Kirkwood has 20 years of international experience working in accounting, mergers and acquisitions and corporate finance advisory services. Mr. Kirkwood spent 16 years based in London, England, where he was a Director in Mergers & Acquisitions in the investment bank at Citigroup. More recently, Mr. Kirkwood has acted as CFO and Director for a number of mining exploration companies listed on the TSX Venture Exchange. Mr. Kirkwood obtained a M.A. in Economics at Queen's University and he is a member of the Institute of Chartered Accountants of Ontario.

David Dreisinger, Ph.D, P.Eng, Vice President Metallurgy

Dr. Dreisinger holds the position of Professor and Industrial Research Chair in Hydrometallurgy at the University of British Columbia. He has been a professor at UBC since 1988. He has published over 200 papers and has been involved as a process consultant in industrial research programs with metallurgical companies. He has participated in 15 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper matte. Dr. Dreisinger also co-invented the Mt. Gordon Copper Process for copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. He has been actively involved in the development of the proposed metallurgical flow sheet for Boleo and is one of the recognized experts in the world in the area of hydrometallurgy. He is also a director of Polymet Mining Corp. and Search Minerals and holds officer Positions with Clifton Star Resources, Search Minerals Inc. and South American Silver Corp.

Committees of the Board of Directors

The Board has established two standing committees of the Board: the Audit Committee and the Governance, Compensation & Nominating Committee.

The Audit Committee

The Audit Committee has three members:

  Ross Glanville (Chair);

  Wolf Seidler; and

  Peter M. Clausi

Complete biographies of members of the Audit Committee, including relevant education and experience, can be found in Item 7: Director & Officers - the Biographies.

The Audit Committee shall consist of at least three directors, all of whom shall satisfy the applicable independence and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. The Committee must be appointed annually by the Board immediately following the annual general meeting of the Company. The purpose of the Audit Committee is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

  the audit process;

  the integrity of the financial statements, management’s discussion and analysis (MD&A) and other related disclosure;

  the financial accounting and reporting process to shareholders and regulatory bodies; and

  the adequacy and effectiveness of the system of internal controls.

The Charter of the Audit Committee

The complete text of the Charter of the Audit Committee is contained in Appendix “A” to this AIF.

Pre-Approval Policies and Procedures

All of the audit, audit-related, tax and other fees were pre-approved by the Audit Committee.

Principal Accounting Fees and Services – Independent Auditors

Table 8 below shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP (“PwC”), Independent Registered Chartered Accountants, in each of the last two years.

Table 8: Aggregate Fees Billed by PwC (2012 & 2011)

	Years ended December 31
	2012	2011
Audit[1]	$433,000	$630,000
Audit Related[2]	$92,000	$160,000
Tax[3]	$14,000	$70,000
All Other Fees[4]	$Nil	$Nil
Total	$539,000	$860,000
Footnotes:
1.	The aggregate audit fees billed.
2.

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”. These fees include a review of quarterly filings, a review of the United States Form 40-F and Form 20-F Registration Statements, as well as work performed by PwC related to the prospectuses filed by the Company.

3.	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. These fees include annual tax returns and tax advisory services.
4.	The aggregate fees billed for products and services other than as set out under the heading “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied upon any exemptions under MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

The Governance, Nominating & Compensation Committee

The members of the Governance, Nominating & Compensation Committee are as follows:

  Wolf Seidler (Chair);

  Ross Glanville; and

  Peter Clausi

All of the members of the Governance, Nominating & Compensation Committee are independent directors.

The Governance, Nominating & Compensation Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities. The Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the Committee.

Charter of Governance, Nominating & Compensation Committee

The Charter of the Governance, Nominating & Compensation Committee can be found on the Company’s website (www.bajamining.com).

Potential Conflicts of Interest of Baja’s Officers/Directors

Certain members of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Please refer to Table 9 below for details. Such associations may give rise to conflicts of interest from time to time.

Table 9:Other Public Company Directorships and Committee Appointments as at March 18, 2013

Name of	Other Public Company	Stock	Committee Appointments
Director	Directorships	Exchange
C. Thomas	Aura Minerals Inc.	TSX	Lead Director
Ogryzlo
	Vista Gold Corp.	TSX	Director

	Alberta Star	TSX-V	Director
Developments Corp.

Wolf Seidler	None

Ross Glanville	Archon Minerals	TSX-V	Director
Limited
	Clifton Star Resources	TSX	Director
Inc.
	Starfield Resources	TSX	Director

	Silver Crest Mines Inc.	TSX-V	Director

Peter M. Clausi	GTA Resources and	TSX-V	Executive VP of Corporate Affairs
	Mining Inc.		and General Counsel

	Green Swan Capital	TSX-V	Director and CEO
Corp.

	Falcon Gold Corp.	TSX-V	Director, Audit Chair

	Tempus Capital Inc.		Director

Nigel Kirkwood	Citation Resources Inc.	TSX-V	Director and CFO

	Mammoth Resources	TSX-V	Director
Corp.
	Philippine Metals Inc.	TSX-V	CFO

	Prize Mining	NEX	CFO
Corporation
David	Polymet Mining Corp.	TSX	Director
Dreisinger	Inc.
	Clifton Star Resources	TSX-V	Vice-President Metallurgy

	Search Minerals Inc.	TSX-V	Director, Vice-President Technology

	South American Silver	TSX	Vice-President Metallurgy
Corp.

If a director or senior officer of the Company holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer of the Company, the director or senior officer must disclose the nature and extent of the conflict to the directors of the Company, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director or senior officer of the Company. The Company does not have a specific policy in place with respect to the allocation of corporate opportunities between the Company and the other entities with which its officers and directors are affiliated.

ITEM 8	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Following the emergence of the Boleo Project forecast cost overruns, various legal actions were launched against the Company.

In April 2012, Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis

Dreyfus cost overrun facility is terminated. As part of the arbitration, Louis Dreyfus is claiming an unspecified amount of damages against the Company. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns. The Company applied to stay the Supreme Court proceedings and on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters. Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court and in addition, sought an order that Baja pay an unspecified amount of damages to Louis Dreyfus for unlawful oppression of Louis Dreyfus contrary to section 227 of the British Columbia Business Corporations Act. Louis Dreyfus also seeks an order that Baja pay all costs and expenses, including legal costs and arbitral expenses, incurred by Louis Dreyfus in connection with preparation and conduct of the arbitration. The arbitration hearing is scheduled for November 4-8 and 11-13, 2013.

In July 2012, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. Among other reliefs, the petitioner seeks:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250 million;

  punitive damages in the amount of Cdn$10 million; and

  interest and costs.

The class action lawsuit has not yet been certified and may never be.

The Company intends to defend itself and has engaged various legal counsels to advise and assist the Company in its defense against these and any other legal proceedings that may arise.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

ITEM 9	CEASE TRADE ORDERS, BANKRUPTIES, PENALTIES OR SANCTIONS

Other than as disclosed below, none of the Company’s directors or executive officers, or any shareholder holding a sufficient number of securities of the Company to affect materially, the control of the Company:

(a)

is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

ITEM 10	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company and no associate or affiliate of the foregoing persons has, or has had any material interest, direct or indirect, in any transaction during the current financial year that has materially affected or will materially affect the Company or any of its subsidiaries.

ITEM 11	TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company’s common shares is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

Registration facilities are maintained in and transfers of the Company’s securities may be affected through Computershare's offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 12	MATERIAL CONTRACTS

1.

Sale and purchase agreement with Korea Resources Corporation for a 30% interest in MMB. In May 2008, the Company completed an agreement (dated April 17, 2008) with a Korean Consortium in order to access a portion of the funding requirements for the Boleo Project, in exchange for cash proceeds of Cdn$91,537,581 (received July 9, 2008), as well as other contingent consideration and agreed upon terms.

2.

Shareholders Agreement with the Korean Boleo Corporation, S.A. de C.V. - This agreement was signed on May 30, 2008 between Baja, Invebaja, MMB, KORES, LS Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd., and Iljin Copper Foil Co. Ltd.

3.

Baja Funding Loan - The Baja Funding Loan is an agreement between MMB and Korean Boleo Corporation to fund $50 million to cover a portion of Baja’s equity contributions to MMB in relation to the Boleo Project.

4.

Off-Take Agreement for Copper Cathode between MMB and the Korean Boleo Corporation, S.A de C.V. - This agreement provides the Korean Boleo Corporation with 30% of the annual production from Boleo on commercial terms. Further terms of this agreement are confidential and have been granted confidential treatment by the SEC.

5.

Project Facilities Common Terms Agreement signed between Baja and its subsidiaries, US EXIM, EDC, KDB, the Commercial Lenders and Deutsche Bank Trust Company Americas for the Project Facilities associated with financing of the Boleo Project.

6.	EPCM Contract dated November 2010 for engineering, procurement and construction management services in conjunction with the Boleo Project.

ITEM 13	NAMES OF EXPERTS

To the best of the Company’s knowledge, no experts listed below have any interests, or interests above 1% of the issued and outstanding securities of the Company at the date of this AIF.

Reference is made in documents and technical reports filed by the Company in to experts’ (i.e. “qualified persons” as defined in NI-43-101) statements by: Michael Shaw, P.E., Vice President Engineering & Construction of the Company; David Dreisinger, PhD, Vice President Metallurgy of the Company; Thomas Glück, PhD, Manager of Process Technology of the Company; Scott Britton, General Manager –Mining of the Company; Terry Hodson, P.Geo, General Manager – Geology of the Company; and Timothy Ross, PE, SME Registered Member, of AAI.

ITEM 14	ADDITIONAL INFORMATION

Further information regarding the Company is available on SEDAR at www.sedar.com, as well as on the Company’s website at www.bajamining.com. Additional financial information is provided in the Company’s 2012 annual financial statements and MD&A, also filed on SEDAR and the Company’s website.

APPENDIX ‘A’

Charter of The Audit Committee

Purpose

The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors (the “Board”) in carrying out its oversight responsibilities relating to:

  the audit process;

  the financial accounting and reporting process to shareholders and regulatory bodies; and

  the system of internal financial controls.

Composition
The Committee shall consist of at least three Directors, all of whom shall satisfy the applicable independence and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. The Committee must be appointed annually by the Board immediately following the Annual General Meeting (“AGM”) of the Company. The members of the Committee may appoint a Chair by majority vote of the full membership of the Committee. The Committee Chair must be appointed annually following the AGM of the Company. There is no limit to the number of terms, consecutive or otherwise, a Chair may serve. Each member of the Committee shall be financially literate, meaning that he or she has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with International Financial Reporting Standards. One member of the Committee must have accounting and financial expertise, meaning that he or she possesses financial or accounting credentials or has experience in finance or accounting.

Authority
The Committee shall have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties. The Committee shall have appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of compensation to the registered public accounting firm employed by the issuer for the purpose of rendering or issuing an audit report and to any advisers employed by the Committee.

Meetings and Reporting
The Committee is required to meet a minimum of four times annually, and as many additional times as necessary to carry out its duties effectively. The Committee may, on occasion, hold a meeting by conference call. The Committee may invite such officers, directors, and employees of the Company as it may see fit from time to time, to attend meetings of the Committee and assist thereat in the discussion and consideration of any matter.

The Committee is required to meet in camera at each Committee meeting without the presence of management. The Committee is required to meet in camera with the external auditor at each quarterly and annual meeting without the presence of management.

A quorum for the transaction of business at any meeting of the Committee shall be the presence in person or by telephone or other communication equipment, of a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour and place on the next business day following the date of such meeting. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour and place on the second business day following the date of such meeting. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present in person or by telephone. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as there is a quorum of the remaining members.

All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original, and all originals together shall be deemed to be one and the same instrument.

The Committee is required to produce draft minutes for each of its meetings within 15 business days following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Committee meeting. The Committee may appoint a non-Committee member as Recording Secretary at Committee meetings. Any resolutions passed during in camera sessions must be recorded. The Chair and the Recording Secretary are responsible for signing off Committee meeting minutes.

Duties
The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls and financial reporting processes, and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The external auditor is also responsible for testing and reporting on the Company’s internal control procedures and processes.

The Committee should review and evaluate this charter and put forth any amendments or revisions to the Governance, Nominating & Compensation Committee (“GNC Committee”) regarding this charter on an annual basis.

In order to honor the spirit and intent of applicable law as it evolves, the Corporate Secretary will recommend amendments to this charter, as necessary, to the Committee, and those amendments, along with any additional changes, where appropriate and necessary, will be recommended by the Committee to the GNC Committee and through the GNC Committee to the Board for final approval and adoption.

To fulfill its responsibilities and duties, the Committee shall:

  Management Oversight

    Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives.

    Review and evaluate the Company’s internal controls, as established by Management.

    Review and evaluate the status and adequacy of internal information systems and security.

    Meet with the external auditor at least once a year in the absence of Management.

    Request the external auditor’s assessment of the Company’s financial and accounting personnel.

    Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates.

    Review and evaluate the Company’s banking arrangements.

  External Auditor Oversight

    Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks.

    Review the scope and approach of the annual audit.

    Inform the external auditor of the Committee’s expectations.

    Recommend the appointment of the external auditor to the Board.

    Meet with Management at least once a year in the absence of the external auditor.

    Review the independence of the external auditor on an annual basis.

    Review with the external auditor both the acceptability and the quality of the Company’ accounting principles.

    Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

    Review and if found acceptable recommend to the Board acceptance of the annual work plan and associated fees.

  Financial Statement Oversight

    Review the quarterly reports with both Management and the external auditor.

    Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management.

    Review and discuss with management the annual audited financial statements.

    Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

  Related Party Transactions

    Review for approval all related party transactions.

  Other

    With the input of the GNC Committee, review and at the Committee’s discretion, approve and recommend the Company’s Code of Business Conduct and Ethics to the Board. o With the input of the GNC Committee, review and at the Committee’s discretion, approve and recommend the Company’s Whistleblower Policy to the Board.